   As filed with the Securities and Exchange Commission on January 12, 2000
                                                       Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                           THE INTERCEPT GROUP, INC.
            (Exact Name of Registrant as Specified in its Charter)
                               ----------------

                 Georgia                                      58-2237359
     (State or Other Jurisdiction of                       (I.R.S. Employer
     Incorporation or Organization)                     Identification Number)

                      3150 Holcomb Bridge Road, Suite 200
                            Norcross, Georgia 30071
                                (770) 248-9600
                          (770) 242-6803 (facsimile)
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                               ----------------
                                John W. Collins
                            Chief Executive Officer
                           The InterCept Group, Inc.
                      3150 Holcomb Bridge Road, Suite 200
                            Norcross, Georgia 30071
                                (770) 248-9600
                          (770) 242-6803 (facsimile)
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                  Copies to:

               James Walker IV, Esq.                 M. Hill Jeffries, Esq.
               Susan L. Spencer, Esq.                  M. Todd Wade, Esq.
               Jonathan R. Coe, Esq.                  Nicola J. Kean, Esq.
     Nelson Mullins Riley & Scarborough, L.L.P.         Alston & Bird LLP
           First Union Plaza, Suite 1400               One Atlantic Center
             999 Peachtree Street, N.E.            1201 West Peachtree Street
               Atlanta, Georgia 30309              Atlanta, Georgia 30309-3424
                   (404) 817-6000                        (404) 881-7000
             (404) 817-6050 (facsimile)            (404) 881-4777 (facsimile)

                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for any offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                        Proposed   Proposed
                                         Maximum    Maximum
                                        Aggregate  Aggregate
     Title of Shares      Amount To Be  Price Per  Offering      Amount Of
    To Be Registered      Registered(1) Share(2)   Price(2)   Registration Fee
------------------------------------------------------------------------------
Common stock, no par
 value..................   3,450,000     $22.625  $78,056,250     $20,607
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Includes 450,000 shares which the underwriters have an option to purchase from The InterCept Group, Inc. to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

                               ----------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 12, 2000


                                3,000,000 Shares

                                  Common Stock

    The InterCept Group, Inc. is offering 2,650,000 shares of common stock and the selling shareholders are offering an additional 350,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "ICPT." On January 11, 2000, the last reported sale price of our common stock was $26.38 per share.

                                --------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 8.

                                --------------

                                                            Per share    Total
                                                           ----------- ---------
Public Offering Price.....................................    $          $
Underwriting Discount.....................................    $          $
Proceeds to InterCept.....................................    $          $
Proceeds to Selling Shareholders..........................    $          $

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on       , 2000.

                                --------------

Robertson Stephens

        J.C. Bradford & Co.

                 First Union Securities, Inc.

                                                   SunTrust Equitable Securities

                  The date of this prospectus is       , 2000

                              [Inside front cover]

   Color background with the image of a circuit board. Across the top is The InterCept Group, Inc. logo and the phrase "Single Source Technology Provider for Community Financial Institutions." Lines connect nine pictures and labels, corresponding to the technologies provided by InterCept in three rows of three each. The labels and pictures are as follows: (1) "ATM/EFT Processing" under a picture of a woman and child using an ATM machine; (2) "Core Data Processing & Software" under a picture of a desktop computer running PC BancPAC; (3) "Check Imaging" under a picture of a sheet of checks running through an imaging machine; (4) "Data Communications Management" under a picture of a man working at a computer in front of a wall of servers; (5) "Item Processing" under a picture of hands typing on a keyboard; (6) "InterCept Switch ATM Network" under a picture of a card being inserted into an ATM machine; (7) "Disaster Recovery" under a picture of a lightning storm; (8) "Optical Storage" under a picture of a hand holding a compact disk; and (9) "Merchant Portfolio Management" under a picture of a credit card being swiped through a credit card processing machine. Across the bottom is the phrase "Delivering advanced technologies that allow community financial institutions to compete in today's market."

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "InterCept," "we," "us" and "our" refer to The InterCept Group, Inc., a Georgia corporation.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   8
Forward Looking Statements...............................................  18
Use of Proceeds..........................................................  19
Price Range of Common Stock..............................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Selected Consolidated Financial Data.....................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  30
Management...............................................................  41
Selling Shareholders.....................................................  43
Underwriting.............................................................  44
Legal Matters............................................................  46
Experts..................................................................  46
Where You May Find Additional Information................................  46

                               ----------------

   Our logo and certain titles of our products and services mentioned in this prospectus are our service marks and trademarks. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                                    SUMMARY

   This section summarizes information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read and consider all of the information in this prospectus, including the information incorporated by reference, before deciding to invest in shares of our common stock. Unless we indicate otherwise, we have assumed that the offering price will be $26.38 per share and that the underwriters will not exercise their over-allotment option.

                              The InterCept Group

   We are a single-source provider of a broad range of technologies, products and services that work together to meet the electronic commerce and operating needs of financial institutions. We focus on serving the needs of financial institutions across the United States with assets of less than $500 million, which we refer to as community financial institutions. Over 1,400 of these community financial institutions have contracted with us for one or more of our technologies, products and services, which include:

   Electronic funds transfer. Electronic funds transfer, or EFT, transactions include ATM withdrawals, balance inquiries and transfers and debit card transactions. We process a variety of EFT transactions online through national and regional electronic networks, including CIRRUS(R), PLUS(R), STAR(TM) and PULSE(TM). We also offer InterCept Switch(TM), a growing ATM network used by community financial institutions to offer their customers access to ATMs owned by other community banks free of charge.

   Core data processing. We supply the software systems and services needed to meet our customers' core data processing requirements, including general ledger, loan and deposit operations, financial accounting and reporting, and customer information file maintenance. Many of our customers install our client/server software system, PC BancPAC(TM), in-house to perform these core data processing functions for themselves, and others outsource their core processing needs to our service bureau operations. We also provide item processing services, such as statement preparation and encoding of checks.

   Check imaging. Check imaging involves creating computerized images of checks, deposit slips and related paper documents for electronic storage and retrieval. We offer check imaging products and services on both an in-house and service bureau basis to reduce the labor and costs associated with traditional check sorting.

   Data communications management. We provide efficient, reliable and secure solutions for the data communications needs of our customers and maintain nationwide data communications coverage. We operate a frame relay network, which serves as the principal conduit through which we deliver our EFT and other electronic commerce technologies, products and services to our customers. We also provide internet services, like web hosting and email services, over our frame relay network.

   Internet banking. Through our affiliate, Netzee, Inc., we offer internet and telephone banking products and services as part of our strategy to provide comprehensive electronic commerce and operating capabilities to our customers.

                                  Our Industry

   According to a recent industry survey by Grant Thornton LLP, 93% of community financial institutions believe employing technology is the most important issue to their continued success. Community financial institutions often have limited resources and are under pressure to control their operating costs. By using third-party providers like us for their electronic commerce and operating needs, we believe community financial institutions can reduce their overhead and gain access to advanced technologies and services they otherwise might not be able to afford.

                                  Our Solution

   Our comprehensive and flexible suite of integrated technologies, products and services allows us to act as a single-source provider for the technology and operating needs of community financial institutions and help these financial institutions:

   . Implement advanced technologies. The technologies we design, develop and maintain enable community financial institutions to implement the latest technologies available in the financial services industry;

   . Rapidly deploy new products and services to their customers. Once a customer is set up on our network, we can quickly add new applications that can help them satisfy consumer demands for services and generate revenues with minimal effort;

   . Focus on offering their primary products and services. We help financial institutions stay focused on their primary business while meeting the demands of their customers for the latest financial products and services;

   . Improve operating efficiencies. By implementing our technologies, products and services, our customers can improve the efficiency of their operations without incurring significant expenses associated with developing or maintaining these solutions themselves; and

   . Securely process and transmit large amounts of information. Our data communications network is designed to facilitate the rapid and secure processing and transmission of large amounts of sensitive financial data used by financial institutions in their operations.


                                 Our Strategies

   Our goal is to become the leading provider of electronic commerce and other operating technologies, products and services to community financial institutions in the United States by:

   . cross-marketing our technologies, products and services to our existing customer base in order to maximize our recurring revenues;

   . expanding our sales force and our strategic marketing relationships;

   . acquiring businesses with similar or complementary products or services that will enhance and expand our solutions, increase our market share or expand our geographic presence;

   . increasing the use of our data communications management services to optimize our frame relay network; and

   . continuing to expand and enhance the capabilities of our technologies, products and services.

                             Our Corporate Profile

   We were incorporated in Georgia on April 30, 1996. Our principal executive offices are located at 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia 30071, and our telephone number is (770) 248-9600. Our corporate website address is www.intercept.net. We are not incorporating the information on our website into this prospectus, and we do not intend to make our website a part of this prospectus.

                                  The Offering

   The following information is based on the number of shares of common stock outstanding as of December 31, 1999. It does not include 1,818,757 shares of common stock currently reserved for issuance under our stock option plans, of which 1,499,438 shares were issuable upon the exercise of options outstanding as of December 31, 1999.

 Common stock offered by InterCept..................  2,650,000 shares
 Common stock offered by the selling shareholders...   350,000 shares
 Common stock to be outstanding after the offering.. 12,767,972 shares
 Use of proceeds.................................... To pay down approximately
                                                     $5.0 million of
                                                     indebtedness outstanding
                                                     under our credit facility
                                                     with First Union National
                                                     Bank, to fund future
                                                     acquisitions and for
                                                     working capital and other
                                                     general corporate
                                                     purposes.
 Nasdaq National Market symbol...................... ICPT

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

   You should read the following summary financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes incorporated by reference in this prospectus. We derived the summary financial data as of and for the years ended December 31, 1996, 1997 and 1998 from our consolidated financial statements, which have been audited by Arthur Andersen LLP, our independent public accountants. We derived the summary financial data as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 from our unaudited consolidated financial statements which, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth in the financial statements. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results for a full year. The as adjusted information reflects our sale of 2,650,000 shares of common stock in this offering and the application of the estimated proceeds from that sale. Minority interest in loss of unconsolidated subsidiary represents our share of the equity and earnings of Netzee. Minority interest in (income) loss of consolidated subsidiary represents the minority shareholder's 33.3% share of the equity and earnings of ProImage, a corporation that provides check imaging services, of which we own 66.7%.

                                 Fiscal Year Ended          Nine Months Ended
                                    December 31,              September 30,
                             ----------------------------  ---------------------
                               1996      1997      1998      1998       1999
                             --------  --------  --------  --------   --------
Statement of Operations
 Data:
Revenues...................  $ 14,511  $ 23,260  $ 28,902  $ 20,483   $ 32,574
Costs of services..........     7,859    10,223    12,031     8,634     12,798
Selling, general and
 administrative expenses...     6,852    10,105    11,222     7,897     12,781
Depreciation and
 amortization..............       351     1,323     1,337       962      3,211
Loss on impairment of
 intangibles...............        --       728        --        --         --
Write off of purchased
 research and development
 costs.....................       810        --        --        --         --
                             --------  --------  --------  --------   --------
Total operating expenses...    15,873    22,379    24,590    17,493     28,790
                             --------  --------  --------  --------   --------
Operating income (loss)....    (1,362)      881     4,312     2,990      3,784
Other income (expense),
 net.......................      (279)     (649)     (184)     (211)    16,119
                             --------  --------  --------  --------   --------
Income (loss) before
 provision for income taxes
 and minority interest.....    (1,641)      232     4,128     2,779     19,903
Provision (benefit) for
 income taxes..............      (236)      666     1,564     1,076     10,364
Minority interest in loss
 of unconsolidated
 subsidiary................        --        --        --        --      5,541
Minority interest in
 (income) loss of
 consolidated subsidiary...       (14)       39       (89)      (80)       (86)
                             --------  --------  --------  --------   --------
Net income (loss)..........    (1,419)     (395)    2,475     1,623      3,912
Preferred stock dividends..        (8)      (32)      (16)      (16)        --
                             --------  --------  --------  --------   --------
Net income (loss)
 attributable to common
 shareholders..............  $ (1,427) $   (427) $  2,459  $  1,607   $  3,912
                             ========  ========  ========  ========   ========
Net income (loss) per
 common share:
 Basic.....................  $  (0.24) $  (0.06) $   0.30  $   0.21   $   0.41
                             ========  ========  ========  ========   ========
 Diluted...................  $  (0.24) $  (0.06) $   0.30  $   0.20   $   0.39
                             ========  ========  ========  ========   ========
Weighted average common
 shares outstanding:
 Basic.....................     5,851     6,750     8,132     7,749      9,643
 Diluted...................     5,851     6,750     8,247     7,867     10,059

                                                                  As of
                                 As of December 31,         September 30, 1999
                             ----------------------------  ---------------------
                               1996      1997      1998     Actual   As Adjusted
                             --------  --------  --------  --------  -----------
Balance Sheet Data:
Cash and cash equivalents..  $  1,398  $  2,010  $  3,224  $  1,163   $ 66,238
Working capital............     1,509     1,117     4,627     1,492     66,567
Total assets...............    10,941    10,156    20,155    84,049    149,124
Long term debt, net of
 current portion...........     5,212     4,717       211       200        200
Shareholders' equity
 (deficit).................        82      (784)   16,258    32,109     97,184

                                  RISK FACTORS

   An investment in shares of our common stock involves risks. You should carefully consider the risks described below, together with the other information in this prospectus, before making an investment in our common stock. Our business, financial condition or results of operations could be adversely affected by any of the following risks. If we are adversely affected by these risks, then the trading price of our common stock could decline and you could lose all or part of your investment. In addition, you should keep in mind that the risks described below are not the only risks that we face. The risks described below are the risks that we currently believe are material risks of an investment in our common stock. However, additional risks not presently known to us, or risks that we currently believe are not material, may also impair our business operations.

Risks Related to Our Operations

Our rapid growth could strain our managerial, operational and financial resources, and our failure to manage our growth could cause our business to suffer.

   Our internal growth and acquisitions since our initial public offering in June 1998 have placed great demands on our business, particularly our managerial, operational and financial personnel and systems. For example, we have grown from approximately 170 employees on March 31, 1998 to over 390 employees on December 31, 1999. Of these employees, over 175 joined us as a result of acquisitions. During the same period, we also added eight additional facilities in four states and significantly increased our customer base. Additional internal growth and acquisitions may further strain our resources. We cannot guarantee that our systems, procedures, controls and existing facilities will be adequate to support the expansion of our operations, while maintaining adequate levels of customer service and satisfaction. Our future operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. Our failure to respond to and manage changing business conditions as we expand could diminish the quality of our products and services, result in the loss of customers and weaken our operating results.

Our acquisitions could result in integration difficulties, unexpected expenses, diversion of management's attention and other negative consequences.

   As part of our growth strategy, since our initial public offering in June 1998, we have completed several acquisition transactions. See "Business--Our Acquisitions" for a description of these acquisitions. We plan to continue to acquire similar or complementary businesses, products and services as a key element of our growth strategy. We must integrate the technologies, products, services, operations, systems and personnel of acquired businesses with our own and attempt to grow the acquired businesses as part of our company. The integration of other businesses is a complex process and places significant demands on our management, financial, technical and other resources. The successful integration of businesses we have acquired and may acquire in the future is critical to our future success, and if we are unsuccessful, our financial and operating performance could suffer. The risks and challenges associated with the acquisition and integration of acquired businesses include, but are not limited to:

   . an inability to centralize and consolidate our financial, operational and administrative functions with those of the businesses we acquire;

   . the diversion of our management's attention from other business concerns;

   . an inability to retain and motivate key employees of an acquired company;

   . the entry into markets in which we have little or no prior direct experience;

   . the possibility of litigation, indemnification claims and other unforeseen claims and liabilities arising from the acquisition or the operations of acquired businesses;

   . the costs necessary to complete integration may exceed our expectations or outweigh some of the intended benefits of the transactions we complete;

   . an inability to maintain the customers or goodwill of an acquired business; and

   . the costs necessary to improve or replace the operating systems, products and services of acquired businesses may exceed our expectations.

   We cannot guarantee that we will be able to successfully integrate our acquisitions with our operations on schedule or at all. We cannot assure you that we will not incur large accounting charges or other expenses due to acquisitions or that they will result in cost savings or sufficient revenues or earnings to justify our investment in, or our expenses related to, these acquisitions.

   As noted, we may incur costs and expenses in connection with indemnification claims and litigation associated with our acquisitions. We may also experience customer attrition as a result of acquisitions if our existing customers or customers of the acquired business disagree with or dislike the acquisition for any reason. For example, in connection with an acquisition that we completed in 1999, a licensor of a core processing product to the company we acquired has claimed that its license agreement was breached by the acquisition. The company that we acquired uses the disputed software to service approximately 50 customers under written agreements we now have with those customers. The owner of the software has demanded arbitration and is claiming that it should be entitled to unspecified damages in excess of $50,000, termination of the license agreement, interest on its damages and reimbursement of its fees and costs. We intend to vigorously defend these claims. However, if we do not prevail we could be required to pay a material amount in damages. If we lose all or a significant number of the customers that currently use the software or are required to pay large amounts of damages, it could have a material adverse effect on our revenues and profits.

Competition, restrictions under our credit facility, market conditions and other factors may impede our ability to acquire other businesses and may inhibit our growth.

   A significant part of our historic growth has been generated from acquisitions. We anticipate that a large portion of our future growth will also be accomplished through acquisitions. The success of this plan depends upon our ability to identify suitable acquisition candidates, reach agreements to acquire these companies and obtain necessary financing on acceptable terms. In pursuing acquisition and investment opportunities, we may compete with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than we have. Due to this competition, we may be unable to acquire businesses that could improve our growth or expand our operations.

   The acquisitions we have completed since our initial public offering have been financed with our common stock, cash from our operations and borrowings made under our line of credit with First Union National Bank. If our stock price declines as a result of general market conditions or otherwise, the shareholders of businesses that we seek to acquire may be unwilling to accept our common stock in exchange for their business. In that case, in order to continue to complete acquisitions, we would be required to use larger portions of our line of credit or cash from operations, which would decrease our working capital, increase our interest expense and could have a material negative impact on our financial performance and results of operations. In addition, our credit facility with First Union restricts our ability to complete acquisitions without First Union's consent. We also must be in compliance with the financial covenants of the credit facility in order to make these acquisitions. If we are unable to raise additional capital or borrow funds, we may be unable to make acquisitions that could be helpful to our business.

If we do not continue to expand our sales force and our marketing relationships, we may not be able to continue our growth.

   Our ability to expand our business will depend significantly on our ability to expand our sales and marketing forces and our strategic marketing relationships. In order to continue our growth, we must successfully cross-market our products and services to existing customers and enter into agreements with new customers. This requires us to locate and hire experienced sales and marketing personnel and to establish and maintain key marketing relationships.

   Competition for experienced sales and marketing personnel is intense, and we may not be able to retain existing personnel or locate and attract additional qualified personnel in the future. In addition, we have relationships with various banking-related organizations for the marketing and endorsement of our products and services. For example, we rely upon our agreements with bankers' banks across the country to market our products and services to community financial institutions. These relationships are important to our sales and marketing efforts and our geographic expansion. If we lose any of these marketing relationships or are unable to enter into new ones, it could delay growth in our customer base and revenues.

The loss of our Chief Executive Officer or President could have a material adverse effect on our business.

   John W. Collins, our Chief Executive Officer, and Donny R. Jackson, our President and Chief Operating Officer, have substantial experience with our operations and our industry and have contributed significantly to our growth. We maintain key man life insurance on both of these individuals, and each of them works for us under the terms of an employment agreement. However, our customer and marketing relationships would likely be impaired and our business would likely suffer if we lose the services of either or both of these senior officers for any reason.

Technological changes may reduce the demand for our solutions or render them obsolete.

   A substantial portion of our business involves electronic commerce. The electronic commerce industry, including EFT, data communications and data processing, has experienced rapid technological change. The introduction of new technologies and financial products and services can render existing technologies, products and services obsolete in a short period of time. We expect other vendors to continually introduce new products and services, as well as enhancements to their existing products and services, which will compete with our products and services. To be successful, we must anticipate evolving industry trends, continue to apply advances in electronic commerce, enhance our existing products and services, and develop or acquire new products and services to meet the demands of our customers. We may not be successful in developing, acquiring or marketing new or enhanced products or services that respond to technological change or evolving customer needs. We may also incur substantial costs in developing and employing new technologies. If we fail to develop and provide new and enhanced products and services, or if these products and services do not achieve market acceptance, we could lose customers and revenues and fail to attract new customers or otherwise realize the benefits of costs we incur, all of which could cause our revenues and earnings to fall below market expectations.

If our processing centers or communications networks suffer a system failure or interruption, we may face customer service issues and may be liable for any damage suffered by our customers.

   Our operations depend on our ability to protect our processing centers, network infrastructure and equipment. Damage to our systems or equipment or those of third parties that we use may be caused by natural disasters, human error, power and telecommunications failures, intentional acts of vandalism and similar events. While we do have data and item processing centers in several locations that serve as backups for each other, we only maintain a single data communications switching facility and do not maintain a backup location for our frame relay network hardware. Interruption in our processing or communications services could delay transfers of our customers' data or damage or destroy the data. Sudden increases in ATM usage or credit card activity could result in slow response times in our network. Any of these occurrences could result in or lead to lawsuits or loss of customers and may also harm our reputation.

We depend on third parties for products and services necessary to our business, and if we cannot obtain satisfactory products and services on favorable terms, or at all, our business could suffer.

   We rely on third parties for internet and telephone banking products and services, ATM and debit card productions, fiber optic communications, and other products and services that are essential to our business. For example, we plan to use and market the internet and telephone banking products and services of our affiliate, Netzee, Inc., as part of our electronic commerce solutions. If Netzee or any of these other third parties terminates or changes its relationship with us, or if for any reason we are unable to obtain its products and services on favorable terms, we may be unable to meet our customers' needs on a timely basis. Similarly, if any of these third parties is permanently or temporarily unable to provide its products and services to us as the result of natural disasters, technical difficulties or otherwise, we may be unable to provide our products and services to our customers. If the performance of the third party products and services, or our own products and services, that we provide to our customers does not meet our customers' expectations, whether due to difficulties in integrating these products and services with the customers' existing products and services or otherwise, we may be unable to satisfy our customers' operating needs. If we are unable to meet our customers' needs, our customer relationships could be damaged and our business reputation harmed, both of which could cause us to lose customers and would inhibit our ability to obtain new customers.

If our products and services contain errors, we may lose customers and be subject to claims for damages.

   New products and services and enhancements to our existing solutions that we may offer from time to time may have undetected errors or failures or could fail to achieve market acceptance. Despite testing by us and our current and potential customers, if we discover errors after we have introduced a new or updated product to the marketplace, we could experience, among other things:

   . delayed or lost revenues while we correct the errors;

   . a loss or delay in market acceptance; and

   . additional and unexpected expenses to fund further product development.

   Our agreements with our customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. It is possible, however, that these provisions may not be effective because of existing or future federal, state or local laws or ordinances, or unfavorable judicial decisions. Therefore, in the event our products and services fail to function properly, we could be subject to product liability claims, which could result in increased litigation expense, damage awards and harm to our business reputation.

Because our business involves the electronic storage and transmission of data, we could be adversely affected by security breaches and computer viruses.

   Our online transaction processing systems electronically store and transmit sensitive business information of our customers. The difficulty of securely storing confidential information electronically has been a significant issue in conducting electronic commerce. We may be required to spend significant capital and other resources to protect against the threat of security breaches, computer viruses or to alleviate problems caused by breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, such as banking records or credit information, security breaches and viruses could expose us to claims, litigation or other possible liabilities. Our inability to prevent security breaches or computer viruses could also cause customers to lose confidence in our systems and terminate their agreements with us and inhibit our ability to attract new customers.

We may be unsuccessful as a competitive local exchange or long distance carrier.

   As part of our business strategy to reduce our operating costs and enhance services for our customers, we applied to several state public utility commissions for authority to become both a competitive local exchange carrier, or CLEC, and a long distance carrier, or IXC. Becoming a CLEC will allow us to purchase at wholesale prices telecommunications services sold at retail by local telephone companies such as the Regional Bell Operating Companies, or RBOCs. Similarly, becoming an IXC will allow us to resell the long distance services of other carriers such as AT&T Corp. or MCI WorldCom, Inc. We recently received certification as a CLEC and an IXC in Alabama and Florida. Our applications for approval in Georgia are currently pending. We have negotiated an interconnection/resale agreement with BellSouth Telecommunications Inc., a RBOC, but have not yet done so with an IXC. The BellSouth interconnection/resale agreement has been filed with the public utility commissions in Alabama, Florida and Georgia but has not been approved by any of those states.

   Our ability to succeed as a CLEC or an IXC will be subject to a number of factors, including:

   . our ability to market the new services to our customers;

   . the willingness of our customers to use a non-traditional provider for their telecommunications services;

   . our ability to implement the necessary billing and collection systems for these services;

   . competition from RBOCs such as BellSouth, from IXCs such as AT&T Corp.
     or MCI WorldCom, Inc., and from other CLECs;

   . our ability to obtain the services, equipment and facilities that we need to serve as a CLEC or IXC; and

   . the performance of other carriers from whom we purchase services for resale.

   If we are unsuccessful in operating as a CLEC or an IXC, our ability to control our operating costs would be harmed and we would not receive the benefits of the costs we have incurred in our efforts to become both a CLEC and an IXC.

As a CLEC and an IXC, we are subject to significant government regulation, which is subject to change.

   In addition to obtaining state CLEC and IXC certifications, we are also required to obtain authorization from the Federal Communications Commission to offer international telecommunications services. We are also required to file with the FCC and with various state public utility commissions tariffs describing the rates, terms and conditions of our services and to comply with local license or permit requirements relating to installation and operation of our network. We have incurred some costs in attempting to become a CLEC and IXC and expect to incur significant costs in maintaining that status. Any of the following could have a material adverse effect on our operations as a CLEC or an IXC:

   . failure to maintain proper federal and state tariffs;

   . failure to maintain proper federal or state certifications;

   . failure to comply with federal, state or local laws or regulations;

   . failure to obtain and maintain required licenses and permits;

   . changes in the laws applicable to CLECs or IXCs; and

   . burdensome federal, state or local regulations, license or permit requirements.

Fluctuations in our operating results may negatively affect the trading price of our common stock.

   Our operating results have varied in the past and may fluctuate significantly in the future as a result of many factors. These factors include:

   . the possible negative impact of implementing our growth and acquisition strategies, including accounting charges and other expenses associated with our acquisitions;

   . loss of customers or strategic relationships;

   . competition and pricing pressures; and

   . increased operating expenses due to launches of new products and services and sales and marketing efforts.

   Many factors that affect our operating results are outside of our control. Because of these factors, it is likely that in some future period our financial results will fall below the expectations of securities analysts or investors. In such event, the trading price of our common stock would likely decline, perhaps significantly.

Our limited combined operating history makes it difficult to evaluate our business.

   Since our incorporation in May 1996, we have completed several acquisitions. The historical and pro forma financial information included or incorporated by reference in this prospectus is based in part on the separate pre-acquisition financial reports of the companies we have acquired. As a result, your evaluation of us is based on a limited combined operating history. Our historical results of operations and pro forma financial information may not give you an accurate indication of our future results of operations or prospects.

Georgia law, as well as our articles of incorporation, bylaws and some of our employment agreements contain provisions that could discourage a third party from attempting to acquire your shares at a premium to the market price.

   Some provisions of our articles of incorporation, our bylaws and Georgia law make it more difficult for a third party to acquire control of our company, even if a change in control would be beneficial to our shareholders. Several of our executive officers have entered into employment agreements with us that contain change in control provisions. These provisions may discourage or prevent a tender offer, proxy contest or other attempted takeover. In addition, we have in the past and may in the future create and issue new classes of preferred stock that have greater rights than our common stock. These superior rights may include greater voting rights, entitlement to dividends and preferential treatment in the event of a change of control, liquidation, consolidation or other circumstances.

Risks Related to Our Ownership in Netzee

Because we own a minority interest in Netzee and Netzee is expected to continue to have significant losses, our future financial performance may be adversely affected.

   In September 1999, we completed a series of transactions that removed internet and telephone banking products and services from our operations. Our historical financial results therefore include results of operations that we no longer have. These operations are now conducted by Netzee, Inc., a company in which we own approximately 37.9%. Although we no longer include Netzee's operations in our financial results on a combined basis, we record the operating income and losses of Netzee in a single line item on our statement of operations. Because we have agreed to provide funding through a line of credit to Netzee for its working capital needs, all of Netzee's losses will be included in our statement of operations. When the funding is complete, we will record only our relative percentage of Netzee's losses. In addition, Netzee has a history of losses and may never become profitable. The impact of Netzee's results of operations on our financial condition, including our shareholders' equity, is uncertain, and we cannot guarantee we will benefit from our ownership in Netzee.

If Netzee does not become profitable, it may not be able to repay the loans we have made and may make to it in the future.

   We continue to make loans to Netzee to fund its operations. As of January 10, 2000, the total amount outstanding on our loans to Netzee was approximately $3.0 million. We borrowed these funds under our credit facility with First Union, which is secured by substantially all of our assets. Netzee has a history of losses and may never become profitable. As a result, Netzee may be unable to repay the loans we made to it, which would harm the value of our investment in Netzee and our shareholders' equity.

Fluctuations in the price of Netzee's common stock and its operating results could materially impact the price of our common stock.

   Because of our significant ownership interest in Netzee, a perception may exist in the market that our stock price is tied closely to the stock price of Netzee. The value of our minority interest in Netzee will be based in part on the fair market value of Netzee's common stock as reported on the Nasdaq National Market. Some investors may discount the value of our position in Netzee due to the large, illiquid nature of our ownership in Netzee. We believe that Netzee will be valued similarly to other companies with internet-based businesses, and the market values of these companies generally have fluctuated significantly. Therefore, the value of our interest in Netzee and our shareholders' equity could fluctuate significantly, which could cause our stock price to fluctuate significantly as well.

Our relationship with Netzee presents potential conflicts of interest, which may result in decisions which favor Netzee over our shareholders.

   Because we and Netzee are both engaged in the sale of electronic commerce products and services to community financial institutions, numerous potential conflicts of interest exist between our companies. We will compete with each other when offering some products and services to potential customers. Our bylaws contain provisions addressing potential conflicts of interest between us and Netzee and the allocation of transactions that, absent such allocation, could constitute corporate opportunities of both companies. Under these provisions, Netzee may take advantage of a corporate opportunity rather than presenting that opportunity to us, absent a clear indication that the opportunity was directed to us rather than to Netzee.

   Our existing and future agreements and relationships with Netzee have not resulted and will not necessarily result from arms-length negotiations. Our Chairman and three of our other directors are directors and significant shareholders of Netzee. In addition, Glenn W. Sturm, one of those directors, serves as Chief Executive Officer of Netzee. When the interests of Netzee diverge from our interests, Netzee's officers and directors may exercise their influence in Netzee's best interests. Therefore, our agreements and relationships with Netzee may be less favorable to us than those that we could obtain from unaffiliated third parties. Moreover, many of the transactions between us and Netzee do not lend themselves to precise allocations of costs and benefits. Thus, the value of these transactions will be left to the discretion of the parties, who are subject to potentially conflicting interests.

   Other than the provisions of our bylaws relating to corporate opportunities, there is no mechanism in place to resolve these conflicts of interest, except that it is our policy that transactions with affiliated parties be approved by a majority of our disinterested directors. Nevertheless, due to the extensive relationships between Netzee and us, we may make decisions that potentially favor Netzee or its affiliates at the expense of our shareholders. Furthermore, Georgia law may prohibit you from successfully challenging these decisions, if the decision received the affirmative vote of a majority, but not less than two, of our disinterested directors who received full disclosure of the existence and nature of the conflict.

We could face liabilities due to our large ownership of Netzee.

   Because we own a large percentage of Netzee's common stock, we could be subject to various liabilities related to Netzee's business and operations. For example, if Netzee were sued in a lawsuit, we could be named a co-defendant as a result of our ownership interest and relationship with Netzee. Although we do not believe that would be proper cause for us to be liable, any lawsuit in which we are a named defendant could result in large litigation expenses and distract us from running our business while we defend our position.

Risks Related to Our Industry

Because many of our competitors have significantly greater resources than we do, we may be unable to gain significant market share.

   Because our business includes a variety of products and services, we generally face different competitors within each area of our business. Our principal EFT competitors include regional ATM networks, regional and local banks that perform processing functions, non-bank processors and other independent electronic commerce and data communications organizations. In our core banking and data processing business, we compete with several companies who have national operations and significant assets. In each of these areas, many of our competitors have longer operating histories, greater name recognition, and substantially greater resources than we do. If we compete with them for the same geographic market, their financial strength could prevent us from capturing market share in those areas. In addition, the competitive pricing pressures that would result from an increase in competition from these companies could have a material adverse effect on our business, financial condition and results of operations. Some of our competitors have established cooperative relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

   We cannot guarantee that we will be able to compete successfully with existing or new competitors. If we fail to adapt to emerging market demands or to compete successfully with existing and new competitors, our business, financial condition and results of operations would be materially adversely affected.

Community financial institutions are subject to industry consolidation, and we may lose customers with little notice.

   We market our products and services primarily to community financial institutions. Due to merger and acquisition activity in the banking industry, there is a risk that an existing customer may be acquired by or merged with another financial institution. Any such purchase or merger may result in a lost customer for us because the acquiring financial institution may not use our products and services. Many large financial institutions perform their own transaction processing and data communications management and therefore do not use third party providers like us. Although we have included financial penalties in most of our contracts for early termination of the contract without cause, these financial penalties would be insufficient to replace the recurring revenues that we would have received if the financial institution had continued as a customer.

The banking industry is highly regulated, and changes in banking regulations could negatively impact our business.

   Our banking customers are subject to the supervision of several state and federal government regulatory agencies. If bank regulations change, or if new regulations are adopted to regulate the products and services offered by or used by community financial institutions, we could suffer an increase in the costs of providing our technologies, products and services. Moreover, if any new or revised regulations diminished the need for our services, we could lose customers and suffer a decline in revenues.

We are subject to government and private regulation, and an increase in regulatory requirements or tax burdens could place a strain on our business.

   Various federal and state regulatory agencies examine our data processing operations from time to time. These agencies can make findings or recommendations regarding various aspects of our operations, and we generally must follow such recommendations to continue our data processing operations. If we fail to comply with these regulations, our operations and our processing revenues could be negatively impacted.

   Our ATM network operations are subject to federal regulations governing consumers' rights. Fees charged by ATM owners are currently regulated in several states, and legislation regulating ATM fees has been proposed in several other states. Additional legislation may be proposed and enacted in the future or existing consumer protection laws may be expanded to apply to ATM fees. If the number of ATMs decreases, then our EFT revenues may decline. Furthermore, we are subject to the regulations and policies of various ATM and debit card associations and networks. If we lose our privileges to provide transaction processing services across these networks, our revenues from ATM and debit card transaction processing will decrease significantly.

   As a transaction processing company, we may be subject to state taxation of certain portions of the fees charged for our services. Application of this tax is an emerging issue in the industry, and the states have not yet adopted uniform guidelines implementing these regulations. If we are required to bear all or a portion of these costs and are unable to pass these costs through to our customers, our financial condition and results of operations would be adversely affected.

Because our industry relies on computers and other electronic devices, problems related to the year 2000 date change could disrupt or damage our business operations.

   Our industry depends significantly on a number of computer software programs, internal operating systems and connections to other networks. Many installed computer software and network processing systems may still need to be upgraded or replaced in order to accurately record and process information and transactions on and after January 1, 2000, an issue commonly referred to as the year 2000 problem. In addition, some recent publications have indicated that February 29, 2000 may cause problems for some systems and networks. If any of these programs, systems or connections do not properly process dates, significant system failures or errors could cause damage or destruction to customer data and result in a material adverse effect on our and our customers' business, financial condition and results of operations. For our internal accounting and operating systems and network communications, we use software and other products provided by third parties. While we have not experienced any significant year 2000 problems to date, our ability to provide services to our customers may be materially adversely affected if we experience latent problems with these third party products in the future.

   Other companies interact electronically with us and our customers, and we must coordinate our EFT, data communications and enterprise software processing with such companies. We interface and exchange information with customers, financial institutions' network processors and other participants in the electronic commerce process. If these third parties do not successfully address the year 2000 problem in their operations, and if we or our customers cannot successfully transfer their processing operations to another provider that is year 2000 compliant, our processing operations may be impeded, hindered or delayed. The failure or delay of these third parties to address the year 2000 issue may have a material adverse effect on our business, financial condition and operating results.

If we face a claim of intellectual property infringement by a third party or fail to protect our intellectual property rights, we could be liable for significant damages or could lose our intellectual property rights.

   We attempt to protect our software, documentation and other written materials under trade secret and copyright laws, confidentiality procedures and contractual provisions, which afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We cannot guarantee that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. We do not believe that any of our products infringe the proprietary rights of third parties. We cannot guarantee, however, that third parties will not make infringement claims, and we have agreed to indemnify many of our customers against such claims. We anticipate that the number of infringement claims will increase as the number of electronic commerce products and services increases and the functionality of products in different industry segments overlaps. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation, and may not be resolved on terms favorable to us.

Risks Related to this Offering

A few people control a large portion of our stock and may vote their shares in ways contrary to your interests.

   After this offering, our executive officers and directors will beneficially own approximately 24.4% of our outstanding common stock as of the date of this prospectus. In addition, John W. Collins, our Chairman and Chief Executive Officer, has the right to direct the voting of an additional 950,000 shares, or approximately 7.4%, of our common stock held by another shareholder. As a result, they can exercise control over our company and have the power to influence the election of a majority of the directors, the appointment of management and the approval of actions requiring a majority vote of our shareholders. Their interests may conflict with your interest as a shareholder, and they could use their power to delay or prevent a change in control, even if a majority of the other shareholders desired a change.

Future sales of shares of our common stock will dilute your ownership and may negatively affect our stock price.

   To carry out our growth strategies, we plan to acquire other businesses and products using a combination of our stock and cash, and we may also sell additional shares of our stock to raise money for expanding our operations, which would dilute your ownership interest in our company.

   If our shareholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options and shares registered in this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of December 31, 1999, we had 10,117,972 shares of common stock outstanding and options outstanding to acquire an additional 1,499,438 shares of common stock. After this offering, approximately 10,300,000 shares, including the shares being sold by the selling shareholders, will be freely tradable by persons who are not affiliates of our company.

Our management will have broad discretion to spend a large portion of the net proceeds of this offering and may spend the proceeds in ways with which you do not agree.

   We estimate that the net proceeds from the sale of the 2,650,000 shares of common stock offered by us will be approximately $65.1 million, after deducting estimated underwriting discounts and estimated offering expenses. We intend to use a substantial portion of the net proceeds to fund future acquisitions and investments that could provide additional customers, products, services or technologies, and for working capital and other general corporate purposes.

   We have not determined specific uses for a large portion of the net proceeds from this offering. Consequently, our board of directors and management may apply much of the net proceeds of this offering to uses that you may not consider desirable. The failure of management to apply these funds effectively could have a material adverse effect on our business, financial condition and operating results. For more information on how we intend to use the proceeds from this offering, see "Use of Proceeds."

We cannot predict every event and circumstance which may impact our business and, therefore, the risks and uncertainties discussed above may not be the only ones you should consider.

   The risks and uncertainties discussed above are in addition to those that apply to most businesses generally. In addition, as we continue to grow our business, we may encounter other risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

                           FORWARD LOOKING STATEMENTS

   We have made forward looking statements in this prospectus. These statements are subject to risks and uncertainties, and we cannot guarantee you that they will prove to be correct. Forward looking statements include assumptions as to how we may perform in the future. When we use words like "believe," "expect," "anticipate," "predict," "potential," "seek," "continue," "will," "may," "could," "intend," "plan," "estimate," "goal," "strive" and similar expressions, we are making forward looking statements.

   Forward looking statements in this prospectus include statements regarding the following:

   . our business strategies and goals;

   . our future sources of revenues and potential for growth and profitability;

   . expansion and enhancement of our technologies, networks, products and services;

   . our relationship with Netzee;

   . trends in activities and industry conditions;

   . development and expansion of our sales and marketing efforts;

   . our ability to integrate our previous and future acquisitions; and

   . other statements which are not of historical fact made throughout this prospectus, including in the "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections.

   We believe that the expectations reflected in our forward looking statements are reasonable, but we cannot guarantee that we will actually achieve these expectations. In addition, we cannot guarantee that any of the assumptions from which we have developed the pro forma financial information incorporated by reference in this prospectus are complete or correct. Projections or estimates of our future performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results. In evaluating forward looking statements and pro forma information, you should carefully consider various factors, including the risks outlined under the "Risk Factors" section beginning on page 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 23, as well as our consolidated financial statements. You should also consider the cautionary statements contained in the reports we have filed with the Securities and Exchange Commission. These factors may cause our actual results to differ materially from any forward looking statements.

                                USE OF PROCEEDS

   We estimate the net proceeds to us from the sale of 2,650,000 shares of our common stock in this offering will be approximately $65.1 million after deducting the estimated underwriting discount and offering expenses. If the underwriters exercise their over-allotment option in full, we will receive approximately $11.2 million in additional net proceeds. We expect to use the net proceeds of this offering:

   . to pay down approximately $5.0 million of debt owed to First Union under our revolving credit facility, $3.0 million of which we borrowed and then loaned to Netzee;

   . to fund future acquisitions and investments; and

   . for working capital and other general corporate purposes.

   Borrowings under the First Union credit facility accrue interest at either the lender's prime rate minus .25% or the 30-day LIBOR rate plus applicable margins, at our election. The interest rate on the credit facility was approximately 6.25% as of December 31, 1999. This facility expires on June 30, 2002.

   While we discuss potential acquisitions from time to time and have recently completed several acquisitions, we currently have no commitments or agreements for any acquisitions. Furthermore, we cannot guarantee that we will complete any other acquisitions.

   The amount of funds that we actually use for the above purposes, other than debt repayment, will depend on many factors, including revisions to our business plan, material changes in our revenues or expenses, and other factors. Accordingly, our management will have significant discretion over the use and investment of a large portion of the net proceeds to us from the offering. See "Risk Factors--Risks Related to this Offering--Our management will have broad discretion to spend a large portion of the net proceeds of this offering and may spend the proceeds in ways with which you do not agree." Pending these uses, we intend to invest the funds in investment-grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

   From our initial public offering in June 1998 until March 26, 1999, our common stock traded on the American Stock Exchange under the symbol "ICG." On March 29, 1999, our common stock began trading on the Nasdaq National Market under the symbol "ICPT." The table below sets forth for the periods indicated the high and low sale prices of our common stock as reported by the American Stock Exchange and the Nasdaq National Market, as the case may be.

                                                                   High   Low
                                                                  ------ ------
Year Ended December 31, 1998:
    Second Quarter (beginning June 9, 1998)...................... $ 7.38 $ 7.00
    Third Quarter................................................ $ 8.38 $ 5.00
    Fourth Quarter............................................... $ 7.75 $ 4.50
Year Ended December 31, 1999:
    First Quarter................................................ $10.25 $ 7.06
    Second Quarter............................................... $17.38 $ 8.00
    Third Quarter................................................ $30.13 $14.00
    Fourth Quarter............................................... $31.25 $12.50
Year Ended December 31, 2000:
    First Quarter (through January 11, 2000)..................... $29.88 $21.50

   On January 11, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $26.38 per share. At January 11, 2000, there were approximately 80 holders of record of our common stock, representing approximately 1,680 beneficial owners of our common stock.

                                DIVIDEND POLICY

   We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Our line of credit from First Union National Bank prohibits us from paying cash dividends without the consent of First Union. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

   The following table describes our capitalization as of September 30, 1999:

   . on an actual basis; and

   . on an as adjusted basis to reflect the receipt and application by us of the estimated net proceeds from this offering.

   You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and the other financial information appearing elsewhere or incorporated by reference in this prospectus.

                                                             September 30, 1999
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                               (in thousands)
   Long term debt..........................................  $   200   $   200
   Shareholders' equity:
     Preferred stock, no par value; 1,000,000 shares
      authorized; no shares issued or outstanding..........      --        --
     Common stock, no par value; 50,000,000 shares
      authorized; 10,115,972 shares issued and outstanding,
      actual; 12,765,972 shares issued and outstanding, as
      adjusted.............................................   29,228    94,303
   Retained earnings.......................................    2,814     2,814
   Accumulated other comprehensive income..................       67        67
                                                             -------   -------
     Total shareholders' equity............................   32,109    97,184
                                                             -------   -------
       Total capitalization................................  $32,309   $97,384
                                                             =======   =======

   The number of shares of common stock to be issued and outstanding, as adjusted, is based on the number of shares outstanding as of September 30, 1999 and does not include 1,503,438 shares issuable as of September 30, 1999 upon the exercise of options granted under our stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

   You should read the following data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes incorporated by reference in this prospectus. We derived our selected consolidated financial data as of and for the years ended December 31, 1995, 1996, 1997 and 1998 from our consolidated financial statements, which have been audited by Arthur Andersen LLP, our independent public accountants. We derived the selected consolidated financial data as of December 31, 1994 and September 30, 1999 and for the year ended December 31, 1994 and the nine months ended September 30, 1998 and 1999 from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the information set forth in the financial statements. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results for a full year. Minority interest in loss of unconsolidated subsidiary represents our share of the equity and earnings of Netzee. Minority interest in (income) loss of consolidated subsidiary represents the minority shareholder's 33.3% share of the equity and earnings of ProImage, a corporation that provides check imaging services, of which we own 66.7%.

                                                                              Nine Months
                                Fiscal Year Ended December 31,            Ended September 30,
                          ----------------------------------------------  --------------------
                           1994     1995      1996      1997      1998      1998       1999
                          -------  -------  --------  --------  --------  ---------  ---------
Statement of Operations
 Data:
Revenues................  $ 6,076  $ 8,223  $ 14,511  $ 23,260  $ 28,902  $  20,483  $  32,574

Costs of services.......    2,374    4,607     7,859    10,223    12,031      8,634     12,798
Selling, general and
 administrative
 expenses...............    3,490    2,213     6,852    10,105    11,222      7,897     12,781
Depreciation and amorti-
 zation.................      172      242       351     1,323     1,337        962      3,211
Loss on impairment of
 intangibles............       --       --        --       728        --         --         --
Write off of purchased
 research and
 development costs......       --       --       810        --        --         --         --
                          -------  -------  --------  --------  --------  ---------  ---------
Total operating
 expenses...............    6,036    7,062    15,873    22,379    24,590     17,493     28,790
                          -------  -------  --------  --------  --------  ---------  ---------
Operating income
 (loss).................       40    1,161    (1,362)      881     4,312      2,990      3,784
Other income (expense),
 net....................      (86)     (63)     (279)     (649)     (184)      (211)    16,119
                          -------  -------  --------  --------  --------  ---------  ---------
Income (loss) before
 provision for income
 taxes and minority
 interest...............      (46)   1,098    (1,641)      232     4,128      2,779     19,903
Provision (benefit) for
 income taxes...........      (17)     417      (236)      666     1,564      1,076     10,364
Minority interest in
 loss of unconsolidated
 subsidiary.............       --       --        --        --        --         --      5,541
Minority interest in
 (income) loss of
 consolidated
 subsidiary.............       --       --       (14)       39       (89)       (80)       (86)
                          -------  -------  --------  --------  --------  ---------  ---------
Net income (loss).......      (29)     681    (1,419)     (395)    2,475      1,623      3,912
Preferred stock
 dividends..............       --       --        (8)      (32)      (16)       (16)        --
                          -------  -------  --------  --------  --------  ---------  ---------
Net income (loss)
 attributable to common
 shareholders...........  $   (29) $   681  $ (1,427) $   (427) $  2,459  $   1,607  $   3,912
                          =======  =======  ========  ========  ========  =========  =========
Net income (loss) per
 common share:
 Basic..................  $ (0.01) $  0.12  $  (0.24) $  (0.06) $   0.30  $    0.21  $    0.41
                          =======  =======  ========  ========  ========  =========  =========
 Diluted................  $ (0.01) $  0.12  $  (0.24) $  (0.06) $   0.30  $    0.20  $    0.39
                          =======  =======  ========  ========  ========  =========  =========
Weighted average common
 shares outstanding
 Basic:.................    5,867    5,867     5,851     6,750     8,132      7,749      9,643
 Diluted:...............    5,867    5,867     5,851     6,750     8,247      7,867     10,059

                                                                            As of
                                            As of December 31,          September 30,
                                     ---------------------------------- -------------
                                     1994   1995   1996   1997    1998      1999
                                     -----  ----- ------ ------  ------ -------------
Balance Sheet Data:
Cash and cash equivalents........... $  63  $ 356 $1,398 $2,010  $3,224    $1,163
Working capital.....................   334    825  1,509  1,117   4,627     1,492
Total assets........................ 1,155  1,980 10,941 10,156  20,155    84,049
Long term debt, net of current por-
 tion...............................   746    589  5,212  4,717     211       200
Shareholders' equity (deficit) .....   (89)   767     82   (784) 16,258    32,109

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion along with the consolidated financial statements and the related notes and other financial information included elsewhere or incorporated by reference in this prospectus.

Overview

   We derive revenues primarily from the following sources:

   . electronic funds transfer, or EFT, processing services;

   . core data processing systems, support, maintenance and related services;

   . check imaging systems, support and related services;

   . data communications management; and

   . ancillary products and services, including maintenance and technical support services, sales of banking related equipment and complementary products.

   We derive EFT revenues principally from processing ATM and debit card transactions. We receive a base fee for providing our ATM processing services and an additional fee for each ATM serviced. Once the number of transactions by a financial institution exceeds established levels, typically between 2,000 and 3,000 transactions per month, we charge additional fees for the extra transactions processed. For debit card transactions, we generally receive a portion of the interchange fees charged by our financial institution customers, and we charge a monthly fee if our customers do not meet a certain minimum dollar amount of transactions for a particular month. Most charges due under our EFT service agreements are paid monthly.

   On a service bureau basis, we generate core data processing revenues from service and processing fees based on the volume of transactions processed. These revenues are recognized as the services are performed. We also generate core data processing revenues by licensing PC BancPAC, our proprietary Windows(R) NT based client/server software system, on an in-house basis. We recognize revenues for licensing PC BancPAC in accordance with Statement of Position 97-2 on "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants. We recognize software license fees when we have signed a non-cancelable license agreement, shipped the product and satisfied significant obligations to the customer.

   We license on an in-house basis Renaissance(TM) software, our proprietary check imaging software that we acquired in August 1999 as a result of our acquisition of SBS Corp. See "Business--Our Acquisitions." We generate revenues from upfront license fees and recurring annual maintenance fees charged for this system. Revenues from licensing of Renaissance are recognized in accordance with Statement of Position 97-2, as discussed above. We also provide check imaging in a service bureau environment. On a service bureau basis, we generate revenues based on the volume of items processed. This revenue is recognized as we provide the service.

   We generate our data communications management service revenues principally from network management and data traffic across our frame relay network and from equipment configuration, installation and sales. We charge a flat monthly fee for providing telecommunications connectivity and network management as well as an initial installation charge.

   Our ancillary products and services generate revenues primarily from our maintenance and technical support services as well as sales of equipment. We recognize maintenance and technical support service revenues as the service period elapses. We recognize equipment sales revenues at the time of shipment.

   Approximately 73.2% of our revenues for the nine months ended September 30, 1999 were recurring revenues, and approximately 67.6% of our revenues for the three months ended September 30, 1999 were recurring revenues. Recurring revenues result from monthly payments by our customers for services used in connection with their ongoing business. These revenues do not include conversion or deconversion fees, initial software license fees, installation fees, hardware sales or similar activities. Our recurring revenues as a percentage of total revenues decreased during the three months ended September 30, 1999 as compared to the three months ended September 30, 1998. This is due to a greater amount of revenues derived from products and service that are one-time sales, such as check imaging and related hardware products, which we acquired in the acquisition of SBS Corp. in August 1999.

   In June 1998, we completed an initial public offering of our common stock. Since that time, we have completed a number of acquisitions. See "Business--Our Acquisitions" for a discussion of these acquisitions. We originally accounted for our acquisition of Direct Access in March 1999 as a pooling of interest. As a result of the transactions described in "Business--Our Relationship with Netzee," we have changed the accounting for the Direct Access acquisition to a purchase. Therefore, all of our acquisitions since our initial public offering have been accounted for as purchase transactions in our financial statements.

   Due to Netzee's issuance of common stock in connection with transactions that occurred on September 3, 1999, our ownership percentage in Netzee decreased to approximately 49% as of that date. As a result, we no longer consolidate Netzee's results of operations with our results of operations. We now account for our investment in Netzee under the equity method, which requires us to record the results of operations of Netzee in a single line item in our statement of operations titled "Minority interest in loss of unconsolidated subsidiary." Because we are currently providing a line of credit to Netzee, all of Netzee's losses are included in that line item, rather than our relative percentage of those losses. Once we discontinue providing funding to Netzee, we will record only our relative percentage of Netzee's net losses. We currently own approximately 37.9% of Netzee's common stock.

   We base our expenses to a significant extent on our expectations of future revenues. Most of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenues are lower than we expect. In an attempt to enhance our long term competitive position, we may also make decisions regarding pricing, marketing, services and technology that could have an adverse near-term effect on our financial condition and operating results. Due to the foregoing factors and other risks discussed in "Risk Factors" and in our SEC filings, we believe that quarter to quarter comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results will fall below the expectations of securities analysts or investors in some future quarter. In such event, the trading price of our common stock would likely decline, perhaps significantly.

Results of Operations

   The following table sets forth our results of operations and the percentage of revenues represented by certain line items in our condensed consolidated statements of operations for the periods indicated.

                             Three Months Ended              Nine Months Ended
                               September 30,                   September 30,
                         -----------------------------  ------------------------------
                             1998           1999            1998            1999
                         -------------  --------------  --------------  --------------
                                         (dollars in thousands)
Revenues................ $7,577  100.0% $13,910  100.0% $20,483  100.0% $32,574  100.0%

Costs of services.......  3,260   43.0    5,596   40.2    8,634   42.2   12,798   39.3
Selling, general and
 administrative
 expenses...............  2,790   36.8    5,698   41.0    7,897   38.6   12,781   39.2
Depreciation and
 amortization...........    363    4.8    2,102   15.1      962    4.7    3,211    9.9
                         ------  -----  -------  -----  -------  -----  -------  -----
Total operating
 expenses...............  6,413   84.6   13,396   96.3   17,493   85.4   28,790   88.4
                         ------  -----  -------  -----  -------  -----  -------  -----
Operating income........  1,164   15.4      514    3.7    2,990   14.6    3,784   11.6
Other income (expense),
 net....................     81    1.1   16,056  115.4     (211)  (1.0)  16,119   49.5
                         ------  -----  -------  -----  -------  -----  -------  -----
Income before provision
 for income taxes and
 minority interest......  1,245   16.4   16,570  119.1    2,779   13.6   19,903   61.1
Provision for income
 taxes..................    469    6.2    9,092   65.4    1,076    5.3   10,364   31.8
Minority interest in
 loss of unconsolidated
 subsidiary.............     --     --    5,541   39.8       --     --    5,541   17.0
Minority interest in
 (income) loss of
 consolidated
 subsidiary.............    (30)   0.4      (28)   0.2      (80)   0.4      (86)   0.3
                         ------  -----  -------  -----  -------  -----  -------  -----
Net income attributable
 to common
 shareholders........... $  746    9.8% $ 1,909   13.7% $ 1,607    7.8% $ 3,912   12.0%
                         ======  =====  =======  =====  =======  =====  =======  =====

 Three Months Ended September 30, 1999 Compared to Three Months Ended September 30, 1998

   Revenues. Revenues increased 83.6% to $13.9 million for the three months ended September 30, 1999 from $7.6 million for the three months ended September 30, 1998. The $6.3 million increase was primarily attributable to (a) $2.8 million generated by an increase in core data processing and check imaging services, (b) $1.3 million generated by an increase in EFT processing services,
(c) $1.2 million generated from an increase in equipment sales, (d) $430,000 generated from sales of ancillary software products (of which $140,000 was generated by SBS Corp. which was consolidated with InterCept from August 6, 1999 until September 3, 1999 when Netzee was deconsolidated), (e) $370,000 generated by an increase in data communications management services, and (f) $200,000 of other increases.

   Costs of Services. Costs of services increased 71.7% to $5.6 million for the three months ended September 30, 1999 from $3.3 million for the three months ended September 30, 1998. The $2.3 million increase was primarily attributable to (a) $950,000 related to additional equipment sales, (b) $600,000 related to additional core data processing sales, (c) $270,000 related to additional EFT sales, (d) $260,000 related to additional data communications management services and (e) $220,000 of other increases.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 104.2% to $5.7 million for the three months ended September 30, 1999 from $2.8 million for the three months ended September 30, 1998. The $2.9 million increase was primarily attributable to (a) $2.2 million related to our internal growth and acquisitions, (b) $480,000 of compensation expense related to stock options issued by Netzee during the brief period when Netzee was consolidated and (c) $180,000 of expenses generated by SBS Corp. during the period when Netzee was consolidated.

   Depreciation and Amortization. Depreciation and amortization increased 479.1% to $2.1 million for the three months ended September 30, 1999 from $360,000 for the three months ended September 30, 1998. The $1.8 million increase was primarily attributable to additional property, plant and equipment and additional amortization from acquisitions, including goodwill amortization of $1.3 million from the acquisition of SBS Corp. during the period when Netzee was consolidated.

   Other Income (Expense), Net. Other income (expense), net increased to $16.1 million for the three months ended September 30, 1999 from $80,000 for the three months ended September 30, 1998. The increase was primarily due to a $16.0 million gain associated with the deconsolidation of Netzee.

   Provision for Income Taxes. Provision for income taxes increased to $9.1 million for the three months ended September 30, 1999 from $470,000 for the three months ended September 30, 1998. The increase was attributable to $8.1 million associated with the gain from the deconsolidation of Netzee. The remaining increase of $500,000 is due to increased pre-tax profits.

   Minority Interest in Loss of Unconsolidated Subsidiary. Minority interest in loss of unconsolidated subsidiary was $5.5 million for the three months ended September 30, 1999. This amount is related to Netzee's net loss. There was no minority interest in loss of unconsolidated subsidiary for the three months ended September 30, 1998.

   Minority Interest in (Income) Loss of Consolidated Subsidiary. Minority interest in (income) loss of consolidated subsidiary remained constant at $30,000 for the three months ended September 30, 1999 and for the three months ended September 30, 1998.

 Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

   Revenues. Revenues increased 59.0% to $32.6 million for the nine months ended September 30, 1999 from $20.5 million for the nine months ended September 30, 1998. The $12.1 million increase was primarily attributable to (a) $5.2 million generated by an increase in core data processing and check imaging services, (b) $3.3 million generated by an increase in EFT processing services,
(c) $1.3 million generated by an increase in equipment sales, (d) $1.0 million generated by an increase in data communications management services, (e) $430,000 generated from sales of ancillary software products (of which $140,000 was generated by SBS Corp. during the brief period when Netzee was consolidated), (f) $420,000 generated from merchant portfolio management services and (g) $450,000 of other increases.

   Costs of Services. Costs of services increased 48.2% to $12.8 million for the nine months ended September 30, 1999 from $8.6 million for the nine months ended September 30, 1998. The $4.2 million increase was primarily attributable to (a) $1.8 million related to an increase in core data processing services,
(b) $1.0 million related to additional equipment sales, (c) $700,000 related to additional data communications management services, (d) $370,000 related to EFT processing services and (e) $330,000 of other increases.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 61.8% to $12.8 million for the nine months ended September 30, 1999 from $7.9 million for the nine months ended September 30, 1998. The $4.9 million increase was primarily attributable to (a) $4.2 million related to our internal growth and acquisitions, (b) $480,000 of compensation expense related to stock options issued by Netzee during the brief period when Netzee was consolidated and (c) $180,000 of expenses related to the acquisition of SBS Corp.

   Depreciation and Amortization. Depreciation and amortization increased $2.2 million to $3.2 million for the nine months ended September 30, 1999 from $960,000 for the nine months ended September 30, 1998. The $2.2 million increase was primarily attributable to additional property, plant and equipment and additional amortization from acquisitions, including goodwill amortization of $1.3 million from the acquisition of SBS Corp. during the period when Netzee was consolidated.

   Other Income (Expense), Net. Other income (expense), net increased to income of $16.1 million for the nine months ended September 30, 1999 from expense of $210,000 for the nine months ended September 30, 1998. The increase was primarily due to a $16.0 million gain associated with the deconsolidation of Netzee.

   Provision for Income Taxes. Provision for income taxes increased to $10.4 million for the nine months ended September 30, 1999 from $1.1 million for the nine months ended September 30, 1998. The increase was attributable to $8.1 million associated with the gain from the deconsolidation of Netzee and increased pre-tax profits.

   Minority Interest in Loss of Unconsolidated Subsidiary. Minority interest in loss of unconsolidated subsidiary was $5.5 million for the nine months ended September 30, 1999. This amount is related to Netzee's net loss. There was no minority interest in loss of unconsolidated subsidiary for the nine months ended September 30, 1998.

   Minority Interest in (Income) Loss of Consolidated Subsidiary. Minority interest in (income) loss of consolidated subsidiary increased $10,000 to ($90,000) for the nine months ended September 30, 1999 from ($80,000) for the nine months ended September 30, 1998. The increase was attributable to profits in the operations of ProImage, in which we have a 66.7% ownership interest.

Liquidity and Capital Resources

   Since our incorporation, we have financed our operations and capital expenditures through cash flow from operations, borrowings from banks and sales of our common stock, including our initial public offering in June 1998, which resulted in net proceeds to us of $14.4 million.

   Cash and cash equivalents were $1.2 million at September 30, 1999. Net cash provided by operating activities was $3.9 million for the nine months ended September 30, 1999 and $2.7 million for the nine months ended September 30, 1998. The increase in the net cash provided by operating activities was primarily attributable to an increase in earnings.

   Net cash used in investing activities was $36.2 million for the nine months ended September 30, 1999 and $6.0 million for the nine months ended September 30, 1998. The increase in net cash used in investing activities was primarily due to a receivable created from the funding of Netzee's operations and acquisitions during the 1999 period.

   Net cash provided by financing activities was $30.2 million for the nine months ended September 30, 1999 and $6.9 million for the nine months ended September 30, 1998. The increase in net cash provided by financing activities was primarily due to increased borrowings under our credit facility due to the funding of Netzee's operations and acquisitions during the 1999 period.

   During 1998, we entered into a credit facility with First Union National Bank. Under this facility, as amended, we may borrow up to $35.0 million for working capital and to fund acquisitions and pay expenses related to acquisitions. We extended the term of the facility from April 28, 2001 to June 30, 2002. The First Union credit facility contains provisions which require us to maintain certain financial ratios and minimum net worth amounts and which restrict our ability to incur additional debt, make certain capital expenditures, enter into agreements for mergers, acquisitions or the sale of substantial assets and pay cash dividends. Interest is payable monthly, and outstanding principal amounts accrue interest at an annual rate equal to either
(a) a floating rate equal to the lender's prime rate minus 0.25% or (b) a fixed rate based upon the 30-day LIBOR rate plus applicable margins, at our option. On December 31, 1999, the interest rate under this facility was approximately 6.25%.

   In connection with our acquisition of SBS Corp. and SBS Data Services, Inc., we borrowed $21.6 million from First Union and loaned that amount to our subsidiary, Direct Access, to pay a portion of the purchase price for SBS Corp. and to pay some outstanding liabilities of SBS Corp. In September 1999, we borrowed an additional $7.3 million under the First Union credit facility and loaned that amount to Netzee to pay a portion of the purchase price for acquisitions of other companies. Netzee repaid these loans with some of the net proceeds from its initial public offering.

   Netzee has borrowed additional monies from us and we have committed, subject to some conditions, to provide to Netzee a $15.0 million line of credit for its working capital needs. Under the terms of this facility, which expires in January 2003, absent a default, all outstanding amounts bear interest at the prime rate plus 2.0% and Netzee agrees to indemnify us for any liabilities we may incur as a result of making loans to it. As of

January 10, 2000, a total of $3.0 million was due from Netzee under this line of credit. We plan to finance this line of credit with additional borrowings under our credit facility with First Union.

   While there can be no assurance, we believe that the net proceeds to us from this offering, together with funds currently on hand, funds to be provided by operations and funds available for working capital purposes under the First Union credit facility will be sufficient to meet our anticipated capital expenditures and liquidity requirements for at least the next 12 months. We intend to grow, in part, through strategic acquisitions and expect to make additional expenditures to negotiate and consummate acquisition transactions and integrate the acquired companies. No assurance can be made with respect to the actual timing and amount of the expenditures and acquisitions. In addition, no assurance can be given that we will complete any acquisitions on terms favorable to us, if at all, or that additional sources of financing will not be required.

Year 2000 Readiness

   Our business and relationships with our customers depend significantly on a number of computer software programs, internal operating systems and connections to other regional and national telecommunications and processing networks. If any of these software programs, systems or networks are not programmed to recognize and properly process dates after December 31, 1999, significant system failures or errors may result. We have experienced no such problems as of the date of this prospectus, although it is still possible we that we could experience such problems in the future. In addition, some recent publications have indicated that February 29, 2000 may cause problems for some systems and networks. These matters are commonly referred to as the year 2000 problem and they could have a material adverse effect on our operations and those of our customers.

  Our compliance program

   We believe that our internal accounting and operating programs and systems and the network connections we maintain are adequately programmed to address the year 2000 problem. We have successfully converted all of our non-year 2000 compliant service bureau processing customers to our PC BancPAC software, which is year 2000 compliant. We incurred costs of approximately $175,000 related to the conversions. We have experienced no significant year 2000 problems with these programs, systems or network connections to date.

   We currently provide core data processing and check imaging services through eleven centers located in Georgia, Florida, Tennessee, Arkansas and Colorado. We have upgraded the equipment at each of these locations to be year 2000 compliant. The total cost to make the equipment year 2000 compliant was approximately $75,000. In the event that the upgraded equipment does not function properly, we believe that we can purchase equipment that will allow processing to continue. It is difficult to estimate the potential expense involved or delays which may result from a failure of the upgraded equipment at our service bureau processing centers.

   EFT processing depends upon coordinating the operations of other ATM networks and our systems. With regard to our EFT operations and ATM network, we have completed the internal coding required for our products to be year 2000 compliant. We have completed the testing and certification of our connections to other ATM networks, and we believe these connections are year 2000 compliant. We have not experienced any material year 2000 issues in our EFT processing operations. If the other ATM networks have not successfully addressed the year 2000 problem in their operations and if we are unable to route the transactions over another network or another provider that has year 2000 compliant systems, our operations may be affected. It is difficult to estimate the cost of our efforts to certify these operations as the majority of expenditures related to existing programmers and support staff required to review the financial institutions' networks and equipment. It is difficult to estimate the potential expenses involved or delays which may result from a failure or delay of these institutions and third parties in resolving their year 2000 issues.

   With regard to our data communications operations, we believe that our internal equipment as well as third party products and systems used in our operations are year 2000 compliant. We also believe our data communications equipment and services, which are primarily provided by companies such as Motorola,

BellSouth, MCI WorldCom and Qwest Communications, are year 2000 compliant. If these companies have not successfully addressed the year 2000 problem in their operations and if we are unable to successfully transfer our business operations to another provider that has year 2000 compliant systems, our data communications operations may be interrupted, hindered or delayed, which would have a material adverse effect on our business, financial condition and results of operations.

  Third party compliance

   Other companies interact electronically with us and our customers, and we must coordinate our EFT processing, ATM network, data communications and data processing operations with these other companies and our customers. We have not experienced any material year 2000 problems with any third party products and systems upon which our business depends. The financial institutions, third party vendors and network processors with whom we do business, including our customers, vendors and processors, have not reported any year 2000 issues to us. However, we cannot assure you that these other companies have identified or resolved year 2000 issues in their operations, and our business could suffer greatly if our customers' and vendors' operations are halted or diminished even temporarily to address or correct these issues. It is difficult to estimate the potential expenses involved or delays which may result from the failure of these institutions and third parties to resolve their year 2000 issues. We cannot assure you that such expenses, failures or delays will not have a material adverse effect on our business, financial condition or results of operations.

  Contingency plans

   Although we have not incurred any material year 2000 issues with our products, services or operating systems, or those of third parties with whom we do business, we continue to retain contingency plans for handling any year 2000 problems that may occur. Our contingency plans include:

   . accelerated replacement of affected equipment or software;

   . the emergency allocation of personnel and resources to analyze, assess and direct remediation efforts;

   . the use of backup systems, including those that do not rely on computers; and

   . alternative sources of power and communications.

   It is difficult to estimate the potential expenses involved or delays which may result if we are required to implement any contingency plans to address year 2000 issues.

Quantitative and Qualitative Disclosure About Market Risk

   We do not use derivative financial instruments in our operations or investments and do not have significant operations subject to fluctuations in foreign currency exchange rates. Borrowings under the First Union credit facility accrue interest at a fluctuating rate based either upon the lender's prime rate or LIBOR. As of January 10, 2000, we had approximately $5.0 million outstanding under this facility, which increases our risks from interest rate fluctuations. Changes in interest rates which dramatically increase the interest rate on the credit facility would make it more costly to borrow under that facility and may impede our acquisition and growth strategies if we determine that the costs associated with borrowing funds are too high to implement these strategies. Additional loans to Netzee may increase the amount outstanding under this facility.

                                    BUSINESS

Overview

   We are a single-source provider of a broad range of technologies, products and services that work together to meet the electronic commerce and operating needs of community financial institutions. We focus on serving community financial institutions in the U.S. with assets of less than $500 million. Over 1,400 of these community financial institutions have contracted with us for one or more of our technologies, products and services, which include electronic funds transfer transactions, core bank processing systems, check imaging systems and data communications management networks, as well as services related to each of these products and systems.

Our Industry

   According to a recent industry survey by Grant Thornton LLP, 93% of community financial institutions believe employing technology is the most important issue to their continued success. Community financial institutions often have limited resources and are under pressure to control their operating costs. By using third-party providers like us for their electronic commerce and operating needs, we believe community financial institutions can reduce their overhead and gain access to advanced technologies and services they otherwise might not be able to afford.

   Electronic commerce involves transacting business through the use of telecommunications networks and computer systems that transmit and process commercial information and business documents electronically. Electronic commerce for the financial services industry includes value-added electronic funds transfer, or EFT, services such as ATM and debit card services, remote banking and universal access to funds. Electronic commerce is an important part of an overall technology solution, which also includes core processing, check imaging, data communications and internet banking products and services, that community financial institutions need to offer their customers the same products and services provided by larger financial institutions. We believe that the demand of community financial institutions for outsourced electronic commerce and other technology solutions has increased substantially in recent years and will continue to grow in the future as a result of numerous financial and strategic factors.

   Like many industries that have embraced the internet, banks have turned to the internet as a medium for the delivery of banking services. Internet banking has become a convenient and cost-effective method for businesses and consumers to perform financial transactions and monitor and maintain their bank accounts. Many larger financial institutions have added internet banking capabilities, and community financial institutions are facing increased pressure from their customers to provide these services. We believe that the ability to provide banking and other financial services across the internet will continue to be an important asset for community financial institutions.

   Consolidation in the financial services industry has resulted in larger financial institutions that mass market their products and services to potential customers. We believe that community financial institutions can compete with these larger banks and succeed as independent institutions by remaining focused on serving the needs of the communities in which they operate. In order to succeed, we believe community financial institutions will need to:

  . implement advanced technologies for their customers and use advanced technologies in their own operations;

  .  obtain and offer new products and services to their customers quickly;

  . focus on their primary products and services in order to build strong customer relationships;

  . control their costs and improve their operating efficiency without passing additional costs on to their customers; and

  .  process and transmit large amounts of data to multiple locations.

Our Solution

   Our comprehensive and flexible suite of integrated technologies, products and services allows us to act as a single-source provider for the technology and operating needs of community financial institutions and help these financial institutions:

   Implement advanced technologies. Community financial institutions generally lack sufficient capital and human resources to implement the latest technological advancements available in the financial services industry. We offer advanced technologies, including EFT services, core data processing and check imaging software, and data communications products and services, as well as our own ATM network, that community financial institutions need to run their business in today's competitive marketplace. We continue to enhance and expand our technologies, products and services, and they are integrated so they work together to provide a complete technology solution for community financial institutions.

   Rapidly deploy new products and services. Once a community financial institution is set up on our network, we can quickly add new applications with minimal effort. This allows our customers to quickly deploy new products and services to their customers and help them generate additional revenues while controlling the expenses associated with new products and services.

   Focus on offering their primary products and services. We offer a broad array of technologies, products and services that allow our customers to stay focused on their primary business while still meeting the demands of their customers for the latest financial products and services.

   Improve operating efficiencies. By taking advantage of our technology and operating solutions, our customers can improve their operating efficiencies without committing the expenses and resources necessary to develop or maintain similar systems in-house. For example, our community financial institutions get the benefit of access to PCBancPAC and our communications network without having to maintain personnel to develop, update and run these systems and without having to make large up-front capital expenditures to implement these advanced technologies. In addition, we offer our products and services on a service bureau basis which allows financial institutions to outsource their technology and operating needs to further improve their operating efficiency.

   Securely process and transmit large amounts of information. Our data communications network and services facilitate the rapid and secure transmission and processing of the large amounts of sensitive financial data used in our customers' operations. Our network implements the fiber optic networks of some of the largest telecommunications providers, and we link our network to our customers' operations with high-capacity communications lines. This ensures that our network will support the rapid processing and transmission of electronic data required to support our customers' electronic commerce operations.

Our Strategies

   Our goal is to become the leading provider of products and services for the technology and operating needs of community financial institutions in the United States by:

   Cross-marketing our products and services to our existing customer base. Once a customer contracts for one or more of our products or services, we strive to develop and expand our relationship by cross-marketing our other products and services to that customer. As that relationship continues, we are able to increase revenues from our existing customer base with minimal additional expense by providing multiple products and services to customers already using our network and systems. Since most of our products and services require the payment of ongoing monthly charges, we are able to maximize our recurring revenues by enhancing and increasing the use of our various products and services by cross-marketing to our customers.

   Expanding our sales force and our strategic marketing relationships. We plan to expand our customer base and penetrate new geographic markets by hiring sales personnel who are knowledgeable in electronic commerce products and services or have experience working with community financial institutions. We also intend to leverage our relationships with banking organizations such as bankers' banks. Bankers' banks are local or regional business organizations that provide banking products and services for financial institutions who cannot efficiently offer them due to cost, location, lack of resources or other circumstances. In addition, bankers' banks provide financial support to financial institutions and offer business advice with respect to various critical areas such as operations, profitability and federal and state regulation. We have exclusive contractual relationships with 7 of the 18 bankers' banks in the United States. We also have relationships with three additional bankers' banks, as well as other banking related organizations, which we leverage in our sales and marketing efforts. Our relationships with 10 of the 18 bankers' banks gives us access to more than 4,700 financial institutions in the United States.

   We believe that the close nature of the relationships between bankers' banks and community financial institutions described above makes our alliances with bankers' banks an important part of our marketing strategy. We intend to use our expanded sales force to continue marketing our products and services directly to community financial institutions and to enhance our indirect marketing efforts by developing additional strategic marketing relationships with bankers' banks and various other business organizations.

   Acquiring businesses with complementary technologies, products or services that will enhance and expand our solutions, increase our market share or expand our geographic presence. Since our incorporation in 1996, we have grown in part through acquisitions of other businesses and technologies. We intend to continue to acquire other companies with complementary technologies or services that will enhance and expand our products and services and increase our market share. We also plan to continue our geographic expansion nationally, which is likely to occur through the acquisition of a business in an area in which we do not currently have operations.

   Increasing our data communications management services to optimize our frame relay network. We intend to increase our data communications management services by offering customized, cost-competitive telecommunications connectivity to our customers and managing their data traffic in a reliable and secure manner across our frame relay network. We believe that our network is one of the largest private frame relay networks in the southeastern United States. Our network allows us to support our customers' existing applications and easily add new products and services to our existing infrastructure with minimal cost and effort. We have upgraded our processing and switching equipment and telecommunications lines to improve the speed and efficiency of transaction processing across our networks. We intend to expand use of the frame relay network by selling additional communications services to our customers and by extending the frame relay network into new geographic areas as business warrants.

   Continuing to expand and enhance our products and services. We have devoted and will continue to devote resources to expanding and improving our products and services. For example, our applications for authority to become a competitive local exchange carrier, or CLEC, and long distance carrier, or IXC, in Alabama and Florida were recently approved. These certifications will enable us to offer telecommunications services to our customers and to potentially reduce our operating costs. See "Risk Factors--We may be unsuccessful as a competitive local exchange carrier." We plan to continue to combine our electronic commerce and other operating solutions with sophisticated technology to help our financial institution customers remain competitive with larger financial service providers.

Our Technologies, Products and Services

   Electronic Funds Transfer

   We believe that increased use and acceptance of ATM and debit cards, coupled with technological advances in electronic transaction processing, have created a need for financial service providers to offer a wide variety of EFT solutions to their customers. By aggregating the EFT transaction processing of numerous financial institutions, third party processors like us create economies of scale, which allows them to price their services competitively.

   Our EFT products and services include:


 Category                                         Description
-------------------------------------------------------------------------------

 EFT transaction processing     .  Online processing of EFT transactions
                                   initiated by a consumer at a terminal, such
                                   as ATM and debit card transactions,
                                   including MasterMoney(TM) and VISA(R) Check
                                   cards

                                . Encompasses multiple transactions, including cash withdrawals, transfers and balance inquiries

                                . Network connections to most regional and all national ATM and other debit card networks, including STAR(TM), PULSE(TM), Cirrus(R),
                                   PLUS(R), Maestro(R) and INTERLINK(R)

                                . Card-issue-only program, which gives banks the option to offer ATM services to their customers without the expense of purchasing and maintaining a complete ATM system

                                .  Receive a base fee for providing ATM
                                   processing services and an additional fee
                                   for each ATM serviced. Additional fees
                                   received once the number of monthly
                                   transactions exceeds established maximums,
                                   typically between 2,000 and 3,000
                                   transactions
                                .  Approximately 450 customers as of September
                                   30, 1999
-------------------------------------------------------------------------------
 InterCept Switch(TM)           .  Helps our customers keep consumers who may
                                   be drawn to larger financial institutions
                                   with a greater number of surcharge-free ATMs

 The Surcharge-Free Network(TM) .  Allows our customers to waive ATM surcharges for customers of InterCept Switch members, while retaining the ability to surcharge non-member customers who use their ATMs

                                .  At December 31, 1999, included approximately
                                   180 active member institutions representing over 350 ATMs in 12 states

--------------------------------------------------------------------------------

   The typical ATM transaction that we process begins when a cardholder inserts a card issued by a financial institution into an ATM to withdraw funds, obtain a balance, make other account inquiries or transfer funds. The transaction is routed from the ATM across our frame relay network to our data communications and processing center in Norcross, Georgia. We then either (a) authorize or deny the requested transaction or (b) direct the transaction to the card issuer or its designated processor for authorization. Once authorization is received, the authorization message is routed back to the ATM almost immediately and the transaction is completed. We update the account information of our customers' cardholders on a daily basis.

   The debit card transaction process begins when a consumer presents a debit card to a merchant who "swipes" the card at a point of sale terminal and enters the transaction amount. The transaction data is transmitted from the point of sale terminal through the applicable credit and debit processing networks to our frame relay network. The data is then routed across our network to our data communications and processing center in Norcross, Georgia. We then (a) compare the purchase transaction against the authorization data accessed through our system, (b) place a hold for the transaction amount, (c) authorize the transaction and (d) transmit the authorization response almost immediately back through the network to the point of sale terminal. The appropriate processing network settles the payment and credits the merchant with the transaction amount less any discounts. The merchant delivers final transaction information to the credit processing network and the network submits the transaction to us, which facilitates posting and reporting of the transaction with the issuing bank. To complete the transaction, the issuing bank debits its customer's account for the transaction amount.

   For point of sale services, we generally receive a portion of the interchange fees charged by our bank customers that issue debit cards. We may charge a monthly fee if our customers do not meet a certain minimum dollar amount of transactions for a particular month. Our other EFT service contracts generally provide for an initial term of three to five years and automatically renew for similar terms unless notice of non-renewal is given prior to expiration. Most charges due under these agreements are paid monthly.

   Core Processing

   Changing technologies, business practices and financial products have resulted in issues of compatibility, scalability and increased complexity for the software used in many financial institutions. The technology surrounding the transmission, storage and retrieval of massive amounts of data has further increased the complexity of data processing for financial institutions. Older systems may not offer the advanced technological capabilities provided by newer systems. As a result, we believe that financial institutions are demanding more complete and flexible core data processing software, as well as complementary products and services.

   Our core processing software and complementary products and services include:


 Category                                 Description
-------------------------------------------------------------------------------
 PC BancPAC(TM) .  Client/server enterprise software system that consists of a series of integrated software products

                . Client/server computing-- using personal computers as workstations (the "client") and connecting them via a network to another personal computer containing the database
                   (the "server") -- offers fast and easy processing on economical computer hardware

                . Satisfies our customers' core processing requirements including general ledger, customer information file maintenance, loan and deposit processing, and financial accounting and reporting

                . Available for in-house use as well as through our service bureau operations (described below)

                .  Operates in a Windows NT environment

                . Provides superior flexibility and improves customer service throughout the financial institution
                .  Used in-house by approximately 15 customers as of September
                   30, 1999

-------------------------------------------------------------------------------

 Service bureau .  Allows customers to focus on core competencies by outsourcing their core processing needs to us

                . Gives customers access to our processing systems without the expense of maintaining in-house processing operations

                . Services are conducted over our frame relay network and are coordinated through four host data centers located in Alabama, Colorado, Georgia and Tennessee

                . Each processing center serves as a back-up facility in the event another center experiences a natural disaster, destruction or other similar event which eliminates or diminishes its processing capabilities

                . Item processing and back office services like proofing and encoding of checks, bulk filing and statement preparation are also available

                . Item processing conducted from nine service centers in five states

                . Provided core data processing services to over 130 financial institutions as of September 30, 1999

--------------------------------------------------------------------------------

 Category                                        Description
----------------------------------------------------------------------------
 Ancillary products and services .  Include loan document tracking software, teller software, check printing software
                                    and optical disk storage

  Check Imaging

   Check imaging involves creating digital images through the use of a camera attached to a sorter. As an item passes through the sorter, its individual picture is taken. Multiple item images are printed on a single page for inclusion in monthly statements to reduce postage costs when mailing to the banks' customers. Automated electronic sorting of digital images allows bank employees to retrieve checks on personal computers, facilitates signature verification and speeds responses to customer inquiries.

   Increased electronic commerce activity and changing banking practices have created a demand for faster, more efficient electronic handling of bank documents, including checks and other documents. The need to reduce labor, research time and the cost of postage has increased the demand for check imaging solutions on both an in-house as well as service bureau basis. We believe that financial institutions will continue to employ check imaging as part of their efforts to reduce operating costs and provide enhanced banking services to their customers.

   Our check imaging capabilities include:


 Category                                  Description
-------------------------------------------------------------------------------

 Renaissance(TM) .  Proprietary check imaging software used in-house by our customers

                 . Allows customers to control the imaging process without paying recurring monthly fees

                 .  Licensed to approximately 65 customers at September 30,
                    1999

-------------------------------------------------------------------------------
 Service bureau  .  Turnkey outsourced solution for check imaging that provides our customers the ability to offer check imaging without a large capital expenditure

                 .  Eight check imaging centers located in four states

                 . At September 30, 1999, provided check imaging to approximately 65 customers on a service bureau basis

  Data Communications Management

   We believe that the growth in the number and types of communications devices used in electronic commerce has created a large market for data communications management, transaction processing and information exchange services. Key elements of our data communications management solutions include:


 Category                                         Description
-------------------------------------------------------------------------------

 Communication services        .  Serve as single point of contact for
                                  customers' communication needs

                               . Design and manage various local and wide area communications networks for our customers

                               . Offer a full line of communications services, including end-to-end management of equipment, local lines and long distance

                               . Provide internet services, including web hosting and email services, to the desktop of our customers' personnel across our frame relay network

                               .  Ability to support customers' existing
                                  applications and easily add new products and services to existing infrastructure with minimal cost and effort

                               .  Provided data communications management
                                  services to approximately 480 customers at September 30, 1999

-------------------------------------------------------------------------------
 Frame relay network           .  Accommodates data transmissions of various
                                  sizes and is protocol independent -- not only
                                  can any set of data be accepted, switched and
                                  transported across a network, but the
                                  specific data is undisturbed in the process

                               . Provides efficient switching capabilities for transferring information across the network, resulting in rapid response time and secure and reliable transmission and processing of transactions

                               . Uses the fiber optic networks of MCI Worldcom and BellSouth Telecommunications to provide the capacity, or bandwidth, capable of supporting our transaction-intensive services

                               .  Linked to our customers' operations by
                                  communication lines that can handle large amounts of data traffic to ensure adequate bandwidth for rapid processing of electronically transmitted data

                               . Monitored and maintained 24 hours a day, 7 days a week from a central location in Norcross, Georgia

-------------------------------------------------------------------------------

 Competitive local exchange    .  Certificated during the second half of 1999
                                  as a CLEC and an IXC in Alabama and Florida
 carrier, or CLEC


 Long distance carrier, or IXC .  Will allow us to offer local and long distance communications services to our
                                  customers

                               .  We can purchase for resale all tariffed
                                  products and services offered by the Regional
                                  Bell Operating Companies and long distance carriers at wholesale prices, without having to spend the significant capital required to install our own network infrastructure

   Internet Banking

   In March 1999 we acquired internet banking and voice response products and began marketing these products to our customers as part of our package of electronic commerce products and services. In August 1999, we acquired SBS Corporation, an Alabama-based provider of internet and telephone banking technologies and services to community financial institutions nationwide. In September 1999, we completed several other business combinations, the result of which was the creation of Netzee, Inc., an internet banking and technology company in which we currently own approximately 37.9%. For more information about these transactions, see "Business--Our Acquisitions" and "Business--Our Relationship with Netzee, Inc." Through Netzee, we offer leading internet and telephone banking products and services as part of our strategy to provide superior electronic commerce and operating capabilities to our customers.

   Ancillary Products and Services

   To complement the products and services described above, we provide a variety of ancillary products and services. These include (a) maintenance and technical support services and (b) specialized equipment including ATMs, proof machines, teller equipment, vaults and other bank security equipment. We provide ATM and various other banking equipment and maintenance services to approximately 200 customers. Where applicable, we enter into standard ATM and other equipment maintenance contracts with our customers that generally provide for a term of between one and three years. Most of these contracts automatically renew for varying periods at the end of the initial or any renewal term unless either party elects to cancel the agreement 180 days prior to its expiration. We anticipate that, as revenues from our other operations increase, revenues from supplying equipment and maintenance and technical support services will decrease as a percentage of total revenues.

   We also provide merchant portfolio management services, which are designed to reduce labor intensive back-office functions for our customers. We can provide these services at a lower cost than many banks incur in-house by streamlining processes and taking advantage of economies of scale.

   Our customer service and technical support departments provide coverage 24 hours a day, 7 days a week. We believe that well-trained support personnel are essential to attract and retain financial institution customers. Our trained customer service and technical support personnel enhance our ability to offer reliable, secure and automated solutions. Our customer service departments are responsible for educating and assisting our customers in the use of our services and for resolving billing related issues. Our technical support group is generally responsible for consulting with our customers regarding technical issues and for solving any technical problems brought to their attention by our customer service department. Our technical support department is also responsible for maintaining our backup systems and for coordinating the disaster recovery services maintained by some of our information processing customers.

Our Acquisitions

   Since our initial public offering in June 1998, we have completed the following transactions:



 Date of Transaction                         Description
-------------------------------------------------------------------------------

 August 1998         The purchase of some of the assets and liabilities of Nova
                     Financial Corporation, a core data processing, check
                     imaging and item capture services company located in
                     Georgia

-------------------------------------------------------------------------------

 September 1998      The purchase of some of the assets and liabilities of
                     Advance Data, an Arkansas-based provider of core data
                     processing, item capture and check imaging products and
                     services

-------------------------------------------------------------------------------

 October 1998        A merger with Item Processing of America, Inc., an item
                     processing capture center located in Florida

-------------------------------------------------------------------------------

 October 1998        The purchase of some of the assets and liabilities of
                     Premier Imaging, a Florida check imaging facility

-------------------------------------------------------------------------------

 January 1999        The purchase of some of the assets and liabilities of
                     Eastern Software, Inc., the developer of a loan document
                     and portfolio tracking software located in Georgia

-------------------------------------------------------------------------------

 March 1999          A merger with Direct Access Interactive, Inc., a provider
                     of internet and telephone banking software and services
                     located in Tennessee

-------------------------------------------------------------------------------

 May 1999            A merger with L.E. Vickers & Associates, Inc. and Data
                     Equipment Services, Inc., two related Tennessee-based providers of core data processing, item capture, check imaging, equipment and maintenance products and services

-------------------------------------------------------------------------------

 August 1999         A merger with SBS Corporation and SBS Data Services, Inc., two related Alabama-based providers of software systems
                     and services, including internet banking, core data
                     processing, check imaging, telephone banking and optical
                     storage products


Our Relationship with Netzee, Inc.

   As noted above, on August 6, 1999, we acquired SBS Corp. and SBS Data Services, Inc., two affiliated Alabama corporations that provided internet and telephone banking, core data processing, check imaging and optical storage products and services to community financial institutions. We issued approximately 192,000 shares of our common stock to the SBS Data shareholders in connection with our acquisition of that company and its core data processing operations. At the same time, our wholly-owned subsidiary, Direct Access, Inc., merged with SBS Corp. and paid approximately $16.6 million in cash and issued 2,600,000 shares of Direct Access common stock to the former shareholders of SBS Corp. Direct Access also repaid approximately $4.9 million in debt owed by SBS Corp. To provide the funds for the SBS Corp. transaction, we borrowed approximately $21.6 million under our line of credit with First Union National Bank and then loaned the funds to Direct Access. After the merger, Direct Access sold all of the assets of SBS Corp., other than its internet and telephone banking assets, to us in exchange for 450,000 shares of Direct Access common stock owned by us.

   In August 1999, we created a wholly-owned subsidiary, Netzee, Inc., and on September 3, 1999, we combined it with:

  .  Direct Access, our internet banking subsidiary;

  . the internet banking operations of The Bankers Bank and TIB The Independent BankersBank;

  .  Call Me Bill, LLC, an electronic bill payment company; and

  .  Dyad Corporation, a developer of automated loan origination systems.

   As a result of the issuance of shares of Netzee in connection with these transactions, our ownership in Netzee decreased to approximately 49% as of September 3, 1999. Following these transactions, we deconsolidated Netzee's results of operations from our results of operations. To enable Netzee to complete these transactions, we loaned it approximately $7.3 million. This loan was in addition to the $21.6 million we loaned Netzee, as the successor to Direct Access, in connection with the SBS Corp. merger described above. In November 1999, Netzee completed its initial public offering of common stock and repaid the amounts it had borrowed from us with some of the net proceeds from that offering.

   We have agreed to provide Netzee with a $15.0 million revolving line of credit. The credit facility expires in January 2003 and all outstanding amounts bear interest at the prime rate plus 2.0%. As of January 10, 2000, Netzee had $3.0 million outstanding under the credit facility.

   We currently own approximately 37.9% of Netzee. Four of our directors also serve as directors of Netzee and one of those directors, Glenn W. Sturm, is the Chief Executive Officer of Netzee. In addition, we maintain a strategic relationship with Netzee to cross-market each other's products and services, which we believe will benefit our business. See "Risk Factors--Risks Related to Our Ownership in Netzee."

Sales and Marketing

   Our sales force is made up of 26 sales representatives and product specialists who sell all of our products and services to our customers in specified geographic regions. Because they have the ability to sell our full range of products and services, our sales representatives can capitalize on their relationships with the community financial institutions. Although the sales representatives are trained on each product line, we also employ several product specialists who are available to assist the direct salesperson in the specifics of certain technical products. We offer products and services on both a stand-alone basis and in combination with one or more of our products and services.

   Our indirect marketing efforts include obtaining referrals and endorsements from our customers and various banking related organizations. We currently have exclusive marketing agreements with seven of the 18 bankers' banks and have other relationships with three additional bankers' banks. Through our relationship with these bankers' banks, we have referral sources to thousands of financial institutions nationwide.

   For the nine months ended September 30, 1999, our ten largest customers accounted for less than 10.0% of our total revenues, and no single customer accounted for more than 1.7% of our revenues.

Employees

   At December 31, 1999, we had 326 full-time employees and 68 part-time employees. Of these employees, 304 worked in operations, 50 in administration and 40 in sales and marketing. None of our employees is represented by a collective bargaining agreement nor have we ever experienced any work stoppage. We believe that our relationships with our employees is satisfactory.

Government Regulation

   Our banking customers are subject to the supervision of several state and federal government regulatory agencies. In addition, various federal and state regulatory agencies examine our data processing operations from time to time. These agencies can make findings or recommendations regarding various aspects of our operations, and we generally must follow such recommendations to continue our data processing operations.

   Our ATM network operations are subject to federal regulations governing consumers' rights. Fees charged by ATM owners are currently regulated in several states, and legislation regulating ATM fees has been proposed in several other states. Additional legislation may be proposed and enacted in the future or existing consumer protection laws may be expanded to apply to ATM fees. If the number of ATMs decreases, then our

EFT revenues may decline. Furthermore, we are subject to the regulations and policies of various ATM and debit card associations and networks.

   As a transaction processing company, we may be subject to state taxation of certain portions of the fees charged for our services. Application of this tax is an emerging issue in the industry, and the states have not yet adopted uniform guidelines implementing these regulations.

Competition

   The market for companies that provide technology solutions to community financial institutions is intensely competitive and highly fragmented, and we expect increased competition from both existing competitors and companies that enter our existing or future markets. Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, personnel, marketing, engineering, technical and other resources than we do. The principal competitive factors affecting the market for our services include price, quality and reliability of service, degree of service integration, ease of use and service features.

   Numerous companies supply competing products and services, and many of these companies specialize in one or more of the services that we offer or intend to offer to our customers. Our principal EFT competitors include regional ATM networks, regional and local banks that perform processing functions, non-bank processors and other independent electronic commerce and data communications organizations. In our core banking and data processing business, we compete with several national and regional companies.

Intellectual Property and Other Proprietary Rights

   None of our technology is currently patented. Instead, we rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We cannot assure you that steps we have taken will adequately protect our proprietary rights or that our competitors will not independently develop similar technology.

Legal Proceedings

   We are not a party to, and none of our material properties is subject to, any material litigation other than routine litigation incidental to our business. In connection with one of our acquisitions in 1999, we have received a demand for arbitration. See "Risk Factors--Our acquisitions could result in integration difficulties, unexpected expenses, diversion of management's attention and other negative consequences."

                                   MANAGEMENT

   The following table sets forth information regarding our executive officers and directors as of December 31, 1999. The term of Class I directors expires in 2002; the Class II term expires in 2000; and the Class III term expires in 2001.

Executive Officers and Directors

Name                     Age Class                           Position
----                     --- -----                           --------
John W. Collins.........  52  III  Chairman of the Board and Chief Executive Officer
Donny R. Jackson........  50  III  President, Chief Operating Officer and Director
Scott R. Meyerhoff......  31  --   Vice President-Finance, Chief Financial Officer and Secretary
Michael R. Boian........  60  --   Executive Vice President of Alliances and Strategic Partners
Michael D. Sulpy........  39  --   Executive Vice President of Data Communications
Kenneth E. Kudrey.......  49  --   Senior Vice President of Data Processing
Jon R. Burke(2).........  52   I   Director
Boone A. Knox(1)(2).....  63  II   Director
John D. Schneider,
 Jr.(1)(2)..............  46  II   Director
Glenn W. Sturm..........  45   I   Director

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

   John W. Collins, one of our co-founders, has served as the Chief Executive Officer and Chairman of the Board of Directors since our formation. Mr. Collins has also served as the Chairman and Chief Executive Officer of InterCept SwitchTM since its formation in 1996. Mr. Collins co-founded our predecessor company in 1986 and served as its Chief Executive Officer and Chairman of the Board until its merger with us in 1998. Mr. Collins has also served as an officer and director of many of our subsidiary companies. Mr. Collins has served as Chairman of the Board of Directors of Netzee since its inception in 1999. Mr. Collins has over 26 years of experience in multiple areas of electronic commerce for community financial institutions. Mr. Collins is also the Chairman of the Board of Directors of Towne Services, Inc., a publicly-traded provider of electronic commerce products and services for small businesses and community financial institutions.

   Donny R. Jackson, one of our co-founders, has served as our President and Chief Operating Officer and as a director since our formation. He also has served as the President and Chief Operating Officer of InterCept Switch(TM) since its formation in 1996. Mr. Jackson was President and Chief Operating Officer and director of our predecessor company from July 1996 until its merger with us. Mr. Jackson has also served as an officer and director of many of our subsidiary companies. Mr. Jackson has served as a director of Netzee since its inception in 1999. Prior to joining us, Mr. Jackson was the President of Bank Atlanta from 1991 to 1992. Mr. Jackson has over 24 years of experience working with community financial institutions, including in service bureau, core processing software and other bank processing and accounting operations.

   Scott R. Meyerhoff has served as Vice President-Finance since March 1999 and as Chief Financial Officer and Secretary since January 1998. For the seven years prior to joining InterCept, Mr. Meyerhoff was employed by Arthur Andersen LLP, most recently as an audit manager. Mr. Meyerhoff received his B.S. degree, with honors, in accounting from The Pennsylvania State University, where he was a member of The University's Scholars Program. He is a certified public accountant.

   Michael R. Boian has served as our Executive Vice President of Alliances and Strategic Partners since March 1999. He served as our Executive Vice President-Sales and Marketing from January 1998 to March 1999 and as our Vice President of Sales and Marketing from February 1997 to January 1998. Prior to joining InterCept, he was Regional Vice President of Debit Services for MasterCard International from May 1992 to

November 1996. Mr. Boian has over 33 years of financial technology experience, primarily in electronic funds transfer and authorization systems, including debit and credit authorization systems.

   Michael D. Sulpy has served as our Executive Vice President of Data Communications since January 1998. In March 1996, Mr. Sulpy co-founded Intercept Communications Technologies, a data communications management company, and served as its Vice President of Communications until its merger with InterCept in January 1998. He joined our predecessor company in 1987, and from January 1993 to January 1996, he served as its network manager, responsible for data network design and maintenance and personnel training. Mr. Sulpy has over 16 years of data communications management and telecommunications network experience.

   Kenneth E. Kudrey has served as our Senior Vice President of Data Processing since May 1999. From February 1983 to May 1999 he was the general manager of L.E. Vickers & Associates, Inc., a company providing data processing and check imaging services to community financial institutions. Mr. Kudrey has over 22 years of banking technology experience.

   Jon R. Burke has served as one of our directors since February 1998. He is presently the managing member of Capital Appreciation Management Company, L.L.C., which is the managing general partner of an Atlanta-based merchant banking fund specializing in acquiring controlling interests in companies located in the southeastern United States. He has served as a director of Netzee since October 1999 and also serves as a director of United Companies Financial Corporation, a financial services holding company engaged in commercial lending. Mr. Burke is also a principal with Brown, Burke Capital Partners, Inc., which provides financial advisory services to middle market corporations in connection with mergers and acquisitions and financing. From 1973 to 1996, Mr. Burke was employed by The Robinson-Humphrey Company, Inc., most recently serving as a Senior Vice President and the head of its financial institutions/banking research.

   Boone A. Knox has served as one of our directors since February 1998. He is a director of Merry Land Properties, a publicly held real estate investment trust, Cousins Properties, Inc., a publicly-held Atlanta-based real estate development company, and Equity Residential Properties Trust, a publicly-held Chicago based real estate investment company. He serves as Chairman of the Board of Directors of the southeast division (formerly Allied Bank of Georgia) of Regions Financial Corp., and served as Allied's President and Chief Executive Officer from 1975 through 1986. He was Chairman of the Board of Directors of Merry Land & Investment Co. from December 1996 until October 1998. He was Chairman of the Board of Directors and Chief Executive Officer of Allied Bankshares, Inc., the holding company of Allied, from its formation in 1984 until January 1997.

   John D. Schneider, Jr. has served as one of our directors since January 2000. For the past 12 years, Mr. Schneider has served as a director, President and Chief Executive Officer of Bankers Bancorp Inc., a bank holding company. He is a director, President and Chief Executive Officer of Independent Bankers Bank and Chairman of Bankers Bank Service Corporation, subsidiaries of Bankers Bancorp Inc., in Springfield, Illinois. Mr. Schneider is also a director of Towne Services, Inc., Sullivan Bancshares, Inc., First National Bank of Sullivan and Community Bank Mortgage Corp.

   Glenn W. Sturm has served as one of our directors since May 1997. Mr. Sturm has served as Netzee's Chief Executive Officer and as one of its directors since its inception in 1999. Mr. Sturm has been a partner in the law firm of Nelson Mullins Riley & Scarborough, L.L.P. since 1992, and he currently serves that firm as a member of its executive committee. Mr. Sturm is also a director of Towne Services, Inc. and comstar.net, inc.

                              SELLING SHAREHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock by each selling shareholder as of December 31, 1999, and as adjusted to reflect the sale of common stock offered by each selling shareholder.

   The information in the table is based on information from the named persons regarding their ownership of common stock. Unless otherwise indicated, each of the holders listed below has sole voting power and investment power over the shares beneficially owned. The number and percentage of shares beneficially owned by each person includes common stock regarding which the person has the right to acquire within 60 days after December 31, 1999 or with respect to which such person otherwise has or shares voting or investment power. However, these shares are not deemed outstanding for the purpose of computing the percentage of any other person. As of December 31, 1999, there were 10,117,972 shares of common stock outstanding.

   All of the selling shareholders are executive officers or directors of InterCept, except for (a) Mr. Henderson, who served as one of our directors and as an executive officer from June 1996 to January 1998, (b) Mr. Mashburn who served as an executive officer from June 1996 to January 1999 and as a director from May 1996 to January 1998 and (c) Mr. Nanda, who served as one of our directors and an executive officer from May 1996 to January 1999.

                                        Shares                      Shares
                                     Beneficially                Beneficially
                                    Owned Prior to              Owned After the
                                     the Offering    Number of     Offering
                                   -----------------  Shares   -----------------
Name of Shareholder                 Number   Percent  Offered   Number   Percent
-------------------                --------- ------- --------- --------- -------
John W. Collins................... 1,597,113  15.6    100,000  1,497,113  11.6
James R. Henderson................   353,770   3.5     45,000    308,770   2.4
Donny R. Jackson..................   696,546   6.8     75,000    621,546   4.8
Farrell S. Mashburn...............   183,012   1.8     45,000    138,012   1.1
Scott R. Meyerhoff................   122,734   1.2     15,000    107,734     *
Vir A. Nanda......................   870,044   8.6     25,000    845,044   6.6
Michael D. Sulpy..................   460,714   4.6     45,000    415,714   3.3

--------
*  Less than 1% of the outstanding common stock.

                                  UNDERWRITING

   The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., J.C. Bradford & Co., First Union Securities, Inc., and SunTrust Equitable Securities Corporation, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling shareholders the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                       Number of
   Underwriter                                                          shares
   -----------                                                         ---------
   FleetBoston Robertson Stephens Inc.................................
   J.C. Bradford & Co.................................................
   First Union Securities, Inc........................................
   SunTrust Equitable Securities Corporation..........................

     Total............................................................
                                                                          ===

   The underwriters' representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to selected
dealers at that price less a concession of not in excess of $   per share, of
which $   may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters' representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

   We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number of shares to be purchased by it as shown in the above table represents as a percentage of the 3,000,000 shares offered by this prospectus. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 3,000,000 shares offered by this prospectus are being sold. We will be obligated, under this over-allotment option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

   The following table summarizes the compensation to be paid to the underwriters by us and the selling shareholders:

                                                                   Total
                                                            -------------------
                                                             Without    With
                                                       Per    Over-     Over-
                                                      Share allotment allotment
                                                      ----- --------- ---------
   Underwriting discounts and commissions payable by
    us..............................................   $       $         $
   Underwriting discounts and commissions payable by
    the selling shareholders........................   $       $         $

   We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $800,000.

Indemnity

   The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling shareholders against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-Up Agreements

   Each of our executive officers and directors, each of the selling shareholders and some of our other shareholders have agreed, during the period of 90 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters' representatives and any of our shareholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

   In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, (a) consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period, or (b) offer, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than (w) our sale of shares in this offering, (x) the issuance of our common stock upon the exercise of outstanding options or warrants, (y) the issuance of options under existing stock option and incentive plans, subject to certain limitations, and (z) the issuance of our common stock in connection with acquisitions, subject to certain limitations.

 Stabilization

   The underwriters' representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the underwriters' representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the underwriters' representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The underwriters' representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

 Regulation M/Passive Market Making

   In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, during the business day prior to the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

   The validity of the common stock offered under this prospectus will be passed upon for InterCept by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia. Glenn W. Sturm, a partner of Nelson Mullins, is one of our directors. Members and employees of Nelson Mullins, including Mr. Sturm, beneficially own an aggregate of approximately 424,500 shares of common stock. The execution and delivery of the underwriting agreement and certain legal matters relating to the offering will be passed upon for the underwriters by Alston & Bird, LLP, Atlanta, Georgia.

                                    EXPERTS

   The consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

   The audited financial statements of SBS Data Services, Inc. as of December 31, 1997 and 1998, incorporated by reference in this prospectus have been audited by Hardman, Guess, Frost & Cummings, P.C., independent public accountants, as stated in their reports and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The financial statements of Item Processing of America, Inc. incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accounts, to the extent and for the periods set forth in their report incorporated herein by reference, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION

   We are subject to the information requirements of the Securities Exchange Act of 1934, which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. The information incorporated by reference is an important part of this prospectus, and the information that we file subsequently with the SEC will automatically update this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. We also incorporate by reference any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement and before the time that all of the securities offered by this prospectus are sold. We incorporate by reference the documents listed below:

  .  Our Annual Report on Form 10-K for the fiscal year ended December 31,
     1998.

  . Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

  .  Our Current Reports on Form 8-K filed on:

     -- March 26, 1999;

     -- June 11, 1999, as amended on August 11, 1999;

     -- August 20, 1999, as amended on September 30, 1999 and November 8, 1999; and

     -- September 17, 1999, as amended on September 30, 1999 and November 8,
  1999.

  . The description of our capital stock contained in our Registration Statement on Form 8-A, as amended on October 1, 1999.

   You may request a copy of any information that we incorporate by reference into the registration statement or this prospectus, at no cost, by writing or telephoning us. Please send your request to:

      The InterCept Group, Inc.
      Attn: Scott R. Meyerhoff
      Vice President-Finance, Chief Financial Officer & Secretary
      3150 Holcomb Bridge Road, Suite 200
      Norcross, GA 30071
      (770) 248-9600

                              [Inside back cover]

   Across the top is the phrase "Offering community financial institutions a competitive edge today and tomorrow through our philosophy of "HOMETOWN TOUCH .
 . . HIGH TECH DELIVERY." Three pictures represent some of the technologies provided by InterCept as follows: (1) tellers assisting bank customers; (2) a desktop computer running PC BancPAC; and (3) a credit card being swiped through a credit card processing machine. Across the bottom is The InterCept Group, Inc. logo and InterCept's address, phone number and corporate website address.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                         [LOGO OF THE INTERCEPT GROUP]




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the expenses in connection with the offering described in the registration statement. All amounts are estimates except the SEC Registration Fee and the NASD fees:

   SEC Registration Fee............................................... $ 20,607
   Nasdaq Fees........................................................   17,500
   Blue Sky Fees and Expenses.........................................    3,000
   NASD Fees..........................................................    8,306
   Printing and Engraving.............................................  150,000
   Legal Fees and Expenses............................................  450,000
   Accounting Fees and Expenses.......................................   75,000
   Transfer Agent Fees................................................    5,000
   Miscellaneous Expenses.............................................   70,587
                                                                       --------
     Total............................................................ $800,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for any breach of duty of care or other duty as a director, provided that no provision shall eliminate or limit the liability of a director for:

  . an appropriation, in violation of his duties, of any business opportunity of the corporation,

  . acts or omissions which involve intentional misconduct or a knowing violation of law,

  .  unlawful corporate distributions, or

  . any transaction from which the director received an improper personal benefit.

   The Georgia Code permits a corporation to indemnify officers to the same extent as directors. Our amended and restated articles of incorporation exonerate our directors from monetary liability to the extent described above, and our amended and restated bylaws provide the same limitation of liability to our officers.

   In addition to the rights provided by law, our amended and restated articles of incorporation and our amended and restated bylaws provide broad indemnification rights to our directors and the officers, employees and agents designated by our directors, with respect to various civil and criminal liabilities and losses which may be incurred by the director, officer, agent or employee under any pending or threatened litigation or other proceedings, except that such indemnification does not apply in the same situations described above with respect to the exculpation from liability of our directors. We are also obligated to reimburse directors and other parties for expenses, including legal fees, court costs and expert witness fees, incurred by the person in defending against any liabilities and losses, as long as the person in good faith believes that he or she acted in accordance with the applicable standard of conduct with respect to the underlying accusations giving rise to such liabilities or losses and agrees to repay to us any advances made if it is ultimately determined that the person is not entitled to indemnification by us. Any amendment or other modification to the applicable law, our articles of incorporation or our bylaws which limits or otherwise adversely affects the rights to indemnification currently provided therein shall apply only to proceedings based upon actions and events occurring after such amendment and, in the case of amendments to our articles or bylaws, delivery of notice thereof to the indemnified parties.

   We have entered into separate indemnification agreements with each of our directors and certain of our officers, whereby we agreed, among other things, to provide for indemnification and advancement of expenses in a manner and subject to terms and conditions similar to those set forth in the articles of incorporation and the bylaws. These agreements may not be invalidated by action of the shareholders. In addition, we hold an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, for any claim made against our directors and officers for a wrongful act that they may become legally obligated to pay or for which we are required to indemnify the directors or officers.

   We believe that the above protections are necessary in order to attract and retain qualified persons as directors and officers.

   The underwriting agreement, which is filed as Exhibit 1.1 hereto, also contains the underwriters' agreement to indemnify our directors and officers and some other persons against civil liabilities specified in such agreement.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

   (a) Exhibits

 Exhibit No. Description
 ----------- -----------
   1.1       Form of Underwriting Agreement.+
   2.1       Agreement and Plan of Merger dated August 6, 1999 by and among The
             InterCept Group, Inc., Zeenet Corporation, SBS Data Services, Inc.
             and the shareholders of SBS Data Services, Inc. (incorporated by reference to Exhibit 2.1 to InterCept's Current Report on Form 8-K
             filed on August 20, 1999).**
   2.2       Agreement and Plan of Merger dated August 6, 1999 by and among
             Direct Access Interactive, Inc., SBS Corporation and the
             shareholders of SBS Corporation (incorporated by reference to
             Exhibit 2.2 to InterCept's Current Report on Form 8-K filed on
             August 20, 1999).**
   4.1       Amended and Restated Articles of Incorporation, as deemed filed with the Secretary of the State of Georgia on April 29, 1998
             (incorporated by reference to the exhibits to InterCept's
             Registration Statement on Form 8-A (as amended on October 1,
             1999)).
   4.2       Amended and Restated Bylaws (incorporated by reference to the exhibits to InterCept's Registration Statement on Form 8-A (as
             amended on October 1, 1999)).
   4.3       Amendment to Amended and Restated Bylaws (incorporated by
             reference to the exhibits to InterCept's Registration Statement on
             Form 8-A (as amended on October 1, 1999)).
   4.4       Specimen Common Stock Certificate (incorporated by reference to the exhibits to the Intercept's Registration Statement on Form S-1
             (No. 333-47197) as declared effective by the Securities and
             Exchange Commission on June 9, 1998).
   5.1       Opinion of Nelson Mullins Riley & Scarborough, L.L.P.+
  23.1       Consent of Nelson Mullins Riley & Scarborough, L.L.P. (included in
             Exhibit 5.1 hereto).
  23.2       Consent of Arthur Andersen LLP.
  23.3       Consent of BDO Seidman, LLP.
  23.4       Consent of Hardman, Guess, Frost & Cummings, P.C.
  24.1       Power of Attorney (contained on the signature pages hereto).

--------
 + To be filed by amendment.
** Pursuant to Item 601(b)(2) of Regulation S-K, InterCept agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Item 17. Undertakings.

   A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of InterCept pursuant to the foregoing provisions, or otherwise, InterCept has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by InterCept of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, InterCept will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   C. InterCept hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by InterCept pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on this 12th day of January, 2000.

                                             THE INTERCEPT GROUP, INC.

                                                /s/ John W. Collins
                                             By: ______________________________
                                                John W. Collins
                                                Chairman and Chief Executive
                                             Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned officers and directors of The InterCept Group, Inc., a Georgia corporation, for himself and not for one another, does hereby constitute and appoint John W. Collins, Donny
R. Jackson and Scott R. Meyerhoff, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign his name to any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to
Section 462(b) of the Securities Act of 1933, and all post-effective amendments thereto, and to cause the same (together with all Exhibits thereto and all documents in connection therewith) to be filed with the Securities and Exchange Commission, granting unto said attorneys and each of them full power and authority to do and perform each and every act and thing necessary and proper to be done in and about the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys-in-fact and agents or any one of them, or his or their substitute or substitutes, shall lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities listed and on the dates indicated.

             Signatures                       Title                   Date
             ----------                       -----                   ----

        /s/ John W. Collins         Chairman of the Board,        January 12, 2000
  ________________________________   Chief Executive Officer
          John W. Collins            and Director (Principal
                                     Executive Officer)

       /s/ Donny R. Jackson         President, Chief              January 12, 2000
  ________________________________   Operating Officer and
          Donny R. Jackson           Director

      /s/ Scott R. Meyerhoff        Vice President-Finance,       January 12, 2000
  ________________________________   Chief Financial Officer
         Scott R. Meyerhoff          and Secretary
                                     (Principal Financial
                                     and Accounting Officer)

         /s/ Jon R. Burke           Director                      January 12, 2000
  ________________________________
            Jon R. Burke

         /s/ Boone A. Knox          Director                      January 12, 2000
  ________________________________
           Boone A. Knox

    /s/ John D. Schneider, Jr.      Director                      January 12, 2000
  ________________________________
       John D. Schneider, Jr.

        /s/ Glenn W. Sturm          Director                      January 12, 2000
  ________________________________
           Glenn W. Sturm